NO ACT

PO
12-19-08



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



09004190

Received SEC
FEB 18 2009
Washington, DC 20549

February 18, 2009

Michael F. Lohr
Corporate Secretary
The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-18-09

Re: The Boeing Company
Incoming letter dated December 19, 2008

Dear Mr. Lohr:

This is in response to your letter dated December 19, 2008 concerning the shareholder proposals submitted to Boeing by Ray T. Chevedden, David Watt, and John Chevedden. We also have received letters from Ray T. Chevedden on January 13, 2009, January 21, 2009, and January 25, 2009; a letter from David Watt dated January 21, 2009; letters from John Chevedden dated January 8, 2009 and February 16, 2009; and letters on the proponents' behalf dated January 6, 2009, January 14, 2009, January 16, 2009, January 21, 2009, January 27, 2009, January 28, 2009, and February 17, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 6 2009
THOMSON REUTERS

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 18, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 19, 2008

The first proposal recommends that the board take steps necessary to adopt cumulative voting. The second proposal relates to compensation. The third proposal relates to an independent lead director.

We are unable to concur in your view that Boeing may exclude the first proposal under rule 14a-8(c). Accordingly, we do not believe that Boeing may omit the first proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Boeing may exclude the first proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Boeing may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Boeing may exclude the first proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Boeing may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Boeing may exclude the first proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Boeing may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Boeing may exclude the second proposal under rule 14a-8(c). Accordingly, we do not believe that Boeing may omit the second proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Boeing may exclude the third proposal under rule 14a-8(c). Accordingly, we do not believe that Boeing may omit the third proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,

Jay Knight
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 17, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 The Boeing Company (BA)
Rule 14a-8 Proposals by John Chevedden, Ray T. Chevedden and David Watt

Ladies and Gentlemen:

This responds further to the December 19, 2008 no action request.

The following precedents appear relevant to this no action request:
  Wyeth (January 30, 2009)
  Citigroup Inc. (February 5, 2009)

For these reasons and the previously submitted reasons it is requested that the staff find that these resolutions cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden
David Watt

Michael F. Lohr <Michael.F.Lohr@boeing.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 16, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 The Boeing Company (BA)
Rule 14a-8 Proposal: Cumulative Voting

Ladies and Gentlemen:

This responds additionally to the company December 19, 2008 no action request sent by Winston and Strawn regarding the cumulative voting rule 14a-8 proposal.

The following 2009 cumulative voting precedents appear to have at least some application to this no action request:
Bank of America Corporation (January 6, 2008)
Motorola, Inc. (January 7, 2008)
AT&T Inc. (January 31, 2009)
Citigroup Inc. (February 2, 2009)

For these reasons and the January 8, 2009 reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
Michael F. Lohr <Michael.F.Lohr@boeing.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 28, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 The Boeing Company (BA)
Rule 14a-8 Proposals by John Chevedden, Ray T. Chevedden and David Watt

Ladies and Gentlemen:

This responds to the December 19, 2008 no action request sent by Winston and Strawn. The company representative's argument is that its piling-up of old distantly related purported precedents should win out over 2008 precedents that are on-point. Although it is believed that the company was well-aware of arguably the best precedents on this issue, *The Boeing Company* (February 20, 2008) and *AT&T* (February 19, 2008), neither precedent is addressed other than in passing.

The company tactic appears to be to highlight the purported precedents, which are the most distant from *The Boeing Company* and *AT&T*. And to base the company claims on practices one-half a decade ago that never happened or never happened since. *The company asks the Staff to reconsider its position in The Boeing Company (February 20, 2008) but fails to highlight any information as new.*

The real issue here appears to be that the shareholder proposals submitted to Boeing receive majority votes and significant votes and the company does not like this.

The company is essentially re-running *The Boeing Company* (February 20, 2008) with nothing new and nothing pointed out as potentially overlooked in 2008. The company position has deteriorated since 2008 because the company sought to mislead shareholders on the identify of the proponents in the 2008 definitive proxy and had to be corrected as detailed below.

The company has thus failed to take its opportunity to explain any issues *The Boeing Company* (February 20, 2008 and *AT&T* (February 19, 2008) as overlooked. Thus any company attempt now to belatedly address *The Boeing Company* (February 20, 2008) and *AT&T* (February 19, 2008) arguably should be treated with prejudice.

The company also fails to note that *The Boeing Company* (February 20, 2008) and *AT&T* (February 19, 2008) and are consistent with a number of no action precedents for a number of years that most closely resemble *The Boeing Company* and *AT&T*.

The company alleged the undersigned is claiming credit while the company is the guilty party in attempting to confuse shareholders regarding proponent identity as this message just before publication of the 2008 definitive proxy shows:
—— Forwarded Message

From: olmsted < *** FISMA & OMB Memorandum M-07-16 ***
Date: Mon, 03 Mar 2008 10:21:45 -0800
To: "Michael F. Lohr" <Michael.F.Lohr@boeing.com>
Cc: Mark Pacioni <Mark.R.Pacioni@boeing.com>
Subject: 2008 Boeing proxy (BA)

Mr. Lohr, Please confirm today that the company will remove my name from the 2008 Boeing proxy in relation to the following proposals:
Shareholder Say on Executive Pay
Performance Based Stock Options
Independent Lead Director

The current format is misleading.
Sincerely,
John Chevedden

cc:
Mark Pacioni

The company provides no exhibit of purported articles on the issue of the person who is credited as the proponent and in most cases does not even produce a quote from such articles. *In some articles cited, but not produced, the company incorrectly claims that if a person is delegated to present a proposal at an annual meeting that person is the proponent.*

The company does not address the hundreds of individual citations of rule 14a-8 proposals, that correctly list the individual shareholder as the proponent, that were published by companies and proxy advisory services and that the company would now claim are incorrect.

In *Sempra Energy* (February 29, 2000) Sempra failed to obtain concurrence under similar circumstances (emphasis added):
The revised Ray and Veronica Chevedden proposal relates to reinstating simple majority vote on all matters that are submitted to shareholder vote. The Rossi proposal relates to electing the entire board of directors each year.

We are unable to concur in your view that Sempra may exclude the proposals under rule 14a-8(b). Accordingly, we do not believe that Sempra may omit the proposals from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Sempra may exclude the proposals under rule 14a-8(c). Accordingly, we do not believe that Sempra may omit the proposals from its proxy materials in reliance on rule 14a-8(c).

For these reasons it is requested that the staff find that these resolutions cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden
David Watt

Michael F. Lohr <Michael.F.Lohr@boeing.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 27, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 The Boeing Company (BA)
Rule 14a-8 Proposals by John Chevedden, Ray T. Chevedden and David Watt

Ladies and Gentlemen:

This responds further to the December 19, 2008 no action request by Winston and Strawn regarding the Proposals by John Chevedden, Ray T. Chevedden and David Watt.

In the following 1995 Staff Reply Letter, RJR Nabisco Holdings did not meet its burden to establish that proponents of separate proposals to the same company, were under the control of a third party or of each other (emphasis added):

STAFF REPLY LETTER

December 29, 1995

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: RJR Nabisco Holdings Corp. (the "Company")
Incoming letters dated December 1 and 6, 1995

The first proposal recommends that the board of directors adopt a policy against entering into future agreements with officers and directors of this corporation which provide compensation contingent on a change of control without shareholder approval. The second proposal recommends (i) that all future non-employee directors not be granted pension benefits and (ii) current non-employee directors voluntarily relinquish their pension benefits. The third proposal recommends that the board of directors take the necessary steps to ensure that from here forward all non-employee directors should receive a minimum of fifty percent of their total compensation in the form of company stock which cannot be sold for three years.

The Division is unable to concur with your position that the proponents have failed to present evidence of their eligibility to make a proposal to the Company pursuant to Rule 14a-8. In this regard, the staff notes that each of the proponents has presented the Company with such evidence. Accordingly, we do not believe that the Company may rely on rule 14a-8(a)(1) as a basis for omitting the proposals.

The Division is unable to concur in your view that the proposals may be omitted in reliance on Rule 14a-8(a)(4). In the staff's view the Company has not met its burden of establishing that the proponents are acting on behalf of, under the control of, or alter ego of the Investors Rights Association of America. Accordingly, we do not believe that Rule 14a-8(a)(4) may be relied on as a basis for omitting the proposals from the Company's proxy materials.

The Division is unable to concur in your view that the second proposal or supporting statement may be omitted under Rule 14a-8(c)(3) as false and misleading or vague and indefinite. Accordingly, the Company may not rely on Rule 14a-8(c)(3) as a basis for omitting the second proposal from its proxy material.

Sincerely,

Andrew A. Gerber
Attorney-Advisor

It is interesting to note that some of the words and phrases in this failed RJR Nabisco no action request show up in 2009 no action requests, but of course this precedent is never cited.

This is an additional precedent in favor of the proponents:

Avondale Industries, Inc. (February 28, 1995) company allegation:
"On December 6, 1994, Mr. Thomas Kitchen, Secretary of the Company received by hand delivery five identical cover letters, each dated December 5, 1994, from Messrs. Preston Jack, Steve Rodriguez, Donald Mounsey, Roger McGee, Sr. and Angus Fountain, in which each announced his intent to present a shareholder proposal (for a total of five proposals), accompanied by a supporting statement, to a vote of the Company's shareholders at the Company's 1995 Annual Meeting. All five letters were enclosed in a single envelope bearing the return address of Robein, Urann & Lurye, legal counsel for the Union. It is the Company's contention that the five proposals are being submitted by the Union through these five nominal proponents and therefore exceed the one proposal limit of Rule 14a-8."

Avondale Industries, Inc. (February 28, 1995) Staff Response Letter:
"The Division is unable to concur in your view that the proposals may be omitted in reliance on Rule 14a-8(a) (4). In the staff's view, taking into account Mr. Edward Durkin's letter of February 6, 1995, the Company has not met its burden of establishing that the proponents are the alter ego of the union. Accordingly, we do not believe that Rule 14a-8(a) (4) may be relied on as a basis for omitting the proposal from the Company's proxy materials."

Additional responses to this no action request will be forwarded.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden
David Watt

Michael F. Lohr <Michael.F.Lohr@boeing.com>

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 25, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
"shareholderproposals@sec.gov" <shareholderproposals@sec.gov>

Boeing December 19, 2008 No Action Request

Dear Ladies and Gentleman:

My rule 14a-8 proposals to Boeing have received the following votes since 2001: 46%, 42%, 59%, 56%, 51% and 46%. I believe this is the real reason Boeing wants my proposals excluded. It's not fair that Boeing is attempting to exclude my 2009 proposal because I delegated details as I did in previous years. I have invested in the stock market for decades and was quoted in an August 15, 2005 *Des Moines Register* article on the then potential Whirlpool purchase of Maytag. Meanwhile the company can hire an outside firm to attempt to eliminate shareholder proposals.

I continue to support my 2009 shareholder proposal.

Sincerely,



Ray T. Chevedden

From: david watt [*** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, January 21, 2009 3:33 PM
To: shareholderproposals
Cc: John Chevedden
Subject: Fw: The Boeing Company December 19, 2008 No Action Request

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
"shareholderproposals@sec.gov" <shareholderproposals@sec.gov>

Re: The Boeing Company December 19, 2008 No Action Request

Dear Ladies and Gentleman:

I have submitted shareholder proposals to Boeing each year from 2002 to 2009. I find it disturbing that the Boeing Company wants to exclude my proposal because I had help with my proposal. At the same time Boeing hired a law firm, Winston and Strawn, who specializes in shareholder proposals, in an attempt to have my proposal excluded.

I would also point out that Boeing moved its corporate headquarters from Seattle to Chicago which makes it expensive for myself as well as shareholders in Seattle to attend the annual meeting.

I attended and presented my shareholder proposals in Chicago in spite of the cost on 5-02-2005 and 5-01-2006. My current plan is to attend and present my proposal again this year. I continue to support the work of John Chevedden on my 2009 shareholder proposal.

Sincerely,
David Watt

*** FISMA & OMB Memorandum M-07-16 ***

cc: John Chevedden < *** FISMA & OMB Memorandum M-07-16 ***

From: john | *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, January 21, 2009 12:41 PM
To: shareholderproposals
Cc: John Chevedden
Subject: The Boeing Company December 19, 2008 No Action Request

Attachments: RTC.pdf



RTC.pdf (1 MB)

Please see the attachment.
Sincerely,
Ray T. Chevedden

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
"shareholderproposals@sec.gov" <shareholderproposals@sec.gov>

Dear Ladies and Gentleman:

I have submitted shareholder proposals to Boeing since at least 2001 and avidly follow Boeing stock as a retired engineer and engineering manager with forty years of experience in the aerospace industry. In 2002 my proposal to declassify the Boeing board of directors received more than 50% support and Boeing eventually declassified its board.

I continue to support the work of John Chevedden in regard to my 2009 shareholder proposal.

Sincerely,



Ray T. Chevedden

cc: John Chevedden < *** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 21, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 The Boeing Company (BA)
Rule 14a-8 Proposals by John Chevedden, Ray T. Chevedden and David Watt

Ladies and Gentlemen:

This responds further to the December 19, 2008 no action request sent by Winston and Strawn. Attached are messages to the Staff by proponents Ray T. Chevedden and David Watt relevant to the company opposition to established rule 14a-8 proponents delegating work to submit rule 14a-8 proposals.

It is well established under rule 14a-8 that shareholders can delegate work such as the presentation of their proposals at annual meetings.

Additional responses to this no action request will be forwarded.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden
David Watt

Michael F. Lohr <Michael.F.Lohr@boeing.com>

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
"shareholderproposals@sec.gov" <shareholderproposals@sec.gov>

Dear Ladies and Gentleman:

I have submitted shareholder proposals to Boeing since at least 2001 and avidly follow Boeing stock as a retired engineer and engineering manager with forty years of experience in the aerospace industry. In 2002 my proposal to declassify the Boeing board of directors received more than 50% support and Boeing eventually declassified its board.

I continue to support the work of John Chevedden in regard to my 2009 shareholder proposal.

Sincerely,



Ray T. Chevedden

cc: John Chevedden < *** FISMA & OMB Memorandum M-07-16 ***

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
"shareholderproposals@sec.gov" <shareholderproposals@sec.gov>

Re: The Boeing Company December 19, 2008 No Action Request

Dear Ladies and Gentleman:

I have submitted shareholder proposals to Boeing each year from 2002 to 2009. I find it disturbing that the Boeing Company wants to exclude my proposal because I had help with my proposal. At the same time Boeing hired a law firm, Winston and Strawn, who specializes in shareholder proposals, in an attempt to have my proposal excluded.

I would also point out that Boeing moved its corporate headquarters from Seattle to Chicago which makes it expensive for myself as well as shareholders in Seattle to attend the annual meeting.

I attended and presented my shareholder proposals in Chicago in spite of the cost on 5-02-2005 and 5-01-2006. My current plan is to attend and present my proposal again this year. I continue to support the work of John Chevedden on my 2009 shareholder proposal.

Sincerely,
David Watt

*** FISMA & OMB Memorandum M-07-16 ***

David W Watt 1/21/09

cc: John Chevedden < *** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 16, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 The Boeing Company (BA)
Rule 14a-8 Proposals by John Chevedden, Ray T. Chevedden and David Watt

Ladies and Gentlemen:

This responds further to the December 19, 2008 no action request sent by Winston and Strawn. Attached is a message to the Staff by proponent Ray T. Chevedden relevant to the company opposition to established rule 14a-8 proponents delegating work to submit rule 14a-8 proposals. It is well established under rule 14a-8 that shareholders can delegate the presentation of their proposals at annual meetings to another person.

Additional responses to this no action request will be forwarded.

Sincerely,


John Chevedden

cc:
Ray T. Chevedden
David Watt

Michael F. Lohr <Michael.F.Lohr@boeing.com>

From: "Ray T. Chevedden"
Subject: Re.: Dreamliner
Date: January 13, 2009 2:48:18 PM PST
To: shareholderproposals@sec.gov
Cc: *** FISMA & OMB Memorandum M-07-16 ***

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
"shareholderproposals@sec.gov" <shareholderproposals@sec.gov>

Dear Ladies and Gentleman:

I have submitted shareholder proposals to Boeing since at least 2001 and avidly follow Boeing stock as a retired engineer and engineering manager with forty years of experience in the aerospace industry. I am particularly concerned about accountability and corporate governance at Boeing, especially concerning Boeing's outsourcing of the 787 Dreamliner. The Boeing design team developed the innovative 787 Dreamliner. Boeing management did not understand the complexity of the design and decided to outsource the work to many different suppliers and expected these suppliers to deliver sections of the aircraft to be assembled in Seattle.

The suppliers did not have adequate knowledge of the overall project because Boeing management failed to facilitate proper communication between the Seattle team and the suppliers.

The airlines understood just how revolutionary in design and technology the Dreamliner was and ordered over 900 of the new aircraft. The Boeing management did not promote proper communication and coordination with suppliers.

Sincerely,

Ray T. Chevedden

cc: John Chevedden < *** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 14, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 The Boeing Company (BA) – Rule 14a-8 Proposals by John Chevedden, Ray T. Chevedden and David Watt

Ladies and Gentlemen:

This responds further to the December 19, 2008 no action request sent by Winston and Strawn.

Attached are two letters submitted by Timothy Smith, Senior Vice President Walden Asset Management, who wrote independently in response to a similar Gibson, Dunn & Crutcher no action request letter and without prompting by the proponents of The Boeing Company resolutions.

As you can see Mr. Smith argues it will be a slippery slope to follow the Gibson, Dunn & Crutcher theory and copycat theories about shareholders, with a long-standing record of corporate governance advocacy, as henceforth prohibited from delegating a material part of the rule 14a-8 process.

Additional responses to this no action request will be forwarded.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden
David Watt

Michael F. Lohr <Michael.F.Lohr@boeing.com>



Walden Asset Management

Investing for social change since 1975

January 5, 2009

Office of Chief Counsel
Division of Corporate Finance
Securities & Exchange Commission
100 F Street NW
Washington, DC 20549

Re: Bristol-Myers Squibb Company
Stockholder Proposals coordinated by
John Chevedden on behalf of Ken Steiner & Nick Rossi

Dear Ladies & Gentlemen:

I am writing in response to the December 24th letter of Amy Goodman of Gibson, Dunn & Crutcher LLP seeking to omit shareholder proposals co-coordinated by John Chevedden, an active individual shareholder who focuses on corporate governance reforms.

Ms. Goodman has written similar No Action letters to the SEC using the same arguments for close to a dozen other companies.

I am writing as an interested party and am not representing John Chevedden or his colleagues such as Mr. Rossi or Mr. Steiner in any way. However, Walden Asset Management has co-filed one Advisory Vote on Pay resolution with Bill Steiner (Ken's father) and I have communicated with Mr. Chevedden on other Advisory Vote on Pay proposals since he has been an active proponent on this issue. I have met Bill & Ken Steiner over the years and am well aware of their passionate support for governance reforms, many of them mainstream while others somewhat misguided from our point of view.

I am commenting on this letter specifically since Ms. Goodman's arguments and her appeal to the SEC to accept them would create a set of alarming precedents affecting teamwork by co-operating investors.

I have been involved in shareholder advocacy for close to 40 years, first as Executive Director of ICCR, an organization of religious investors and now at Walden Asset Management as Senior Vice President and through the Social Investment Forum, the industry trade association for socially concerned mutual funds, financial planners and investment managers.

A Division of Boston Trust & Investment Management Company
One Beacon Street, Massachusetts 02108 617.726.7250 or 800.282.8782 fax 617.227.3664

In all these organizations there is significant teamwork by investors working together. Such teamwork exists as well with labor unions, the Principles for Responsible Investments (PRI) and with investment managers and their clients.

Ms. Goodman's set of arguments, if accepted by the SEC, sets us on a slippery slope that would threaten the various constructive co-operative working arrangements utilized by numerous individuals and institutional investors.

Perhaps the urgency of the far-reaching arguments presented by Ms. Goodman and the companies she represents, are motivated in part by the fact that many of the issues presented by Mr. Chevedden, Mr. Steiner, Mr. Rossi as well as institutional investors, are receiving significant voting support from investors often in the 35% - 75% range. It is fascinating to see that strong votes are being registered even when the proponents are individual investors. Investors support the issue on the ballot (if they believe it is a worthy reform) whether the proponent is TIAA-CREF or a small individual stockholder like Mr. Chevedden.

In fact, on an issue on which I work closely, "Say on Pay", Mr. Chevedden and his colleagues have filed a standard resolution requesting that the Advisory Vote be implemented. Their resolution has received strong votes, several over 50%.

To be clear, Walden Asset Management does not always vote for the resolutions sponsored by Mr. Chevedden, Mr. Rossi, Mr. Steiner and their colleagues, especially if the language is not well crafted or the logic is faulty. Nevertheless, it seems clear that the resolutions they have presented over the years have resulted in numerous changes in company policies and practices in the governance arena.

Let me turn to some specific responses to Ms. Goodman's arguments and allegations.

The Gibson Dunn letter argues that Mr. Steiner and Mr. Rossi are "Nominal Proponents" for John Chevedden; that the Nominal Proponents are his "alter egos"; that Mr. Chevedden used the internet to invite investors to file resolutions; that a proponent said Mr. Chevedden was "handling the matter" when a company inquired about a resolution.

Ms. Goodman goes on to concoct a conspiracy by Mr. Chevedden to circumvent the SEC rules. The choice of language in the Gibson, Dunn letter is calculated of course.

What if the group of investors led by Mr. Chevedden were called a "team", or a "coalition" or "network of investors seeking governance reform"? This would change the context completely wouldn't it? Yet the No Action appeal uses language that makes the process appear much more "sinister".

Unless Ms. Goodman has tapped the phones or monitored the emails of these proponents, she has no way of proving her point. So she makes allegations in her letter and expects the SEC to act upon them as a reality.

Clearly Mr. Chevedden is the team leader in this network, but if he does so in a co-operative effort under the support and instruction of Mr. Steiner and Mr. Rossi, why is this inappropriate behavior that would lead to a No Action Letter?

Let me describe why this would establish a dangerous precedent if the SEC affirmed Ms. Goodman's assumption.

There are numerous examples of pension funds, mutual funds, investment managers, foundation, religious investors, unions and individuals working together as proponents.

They may share resolution language. For example, the Say on Pay resolution submitted to various companies is often an identical text.

They may encourage or invite each other to file or co-file resolutions and help each other in the resolution submission process. Sometimes multiple filing letters are sent in the same FedEx package by cooperating investors in a network.

More experienced or knowledgeable proponents may assist first time filers. Information may be exchanged about multiple resolutions going to one company.

All of this is done in a spirit of co-operation not a conspiracy to evade the SEC rules. Yet if the SEC agrees with Ms. Goodman's imaginary concept that Mr. Chevedden has "alter egos" with no personal commitment to the issue being raised with the company, what is to prevent Ms. Goodman from concocting another argument that investors co-operating through the Interfaith Center for Corporate Responsibility (ICCR), Social Investment Forum (SIF), Principles for Responsible Investing (PRI), CERES or an investment manager like Walden are simply "alter egos". Or if a lawyer submits a filing letter and resolution at the request of a client, is the client an "alter ego"?

As you can see this argument becomes a slippery slope for the SEC that requires the staff to read the motives and minds of proponents, an unreasonable demand on the staff.

Ms. Goodman also argues that when "a single proponent is the driving force" that this meets the standard for nominal proponents and alter egos."

But how does Ms. Goodman know and how can the SEC evaluate whether a proponent is an "inspirational leader", or brains behind an initiative using their

knowledge and skills to move a set of governance reforms forward with co-operation by all filers? Or conversely, how can the SEC evaluate with the limited information in the Gibson, Dunn letter if someone has hijacked the process.

Again where is the dividing line and how does Ms. Goodman know the real facts to support her allegations?

It is improper to concoct a theory and then vigorously argue it without confirming its accuracy with the team of proponents or by providing other substantial evidence.

Finally, the Gibson Dunn letter to the SEC cites a number of previous decisions by the SEC to support the case that the Bristol-Myers Squibb resolutions be omitted if they were coordinated by Mr. Chevedden.

However, more recent SEC decisions are conveniently ignored including Sullivan and Cromwell's AT&T appeal last year and the Boeing request for a No Action Letter. The staff ruled for the proponents in both those cases. Certainly staff will look at the whole range of past decisions.

To summarize, I am writing to respectfully request that the staff refuse to issue a No Action Letter with regard to the Bristol-Myers Squibb resolutions based on Ms. Goodman's arguments. Further, I would request that staff take this letter into account as the staff rules on Gibson, Dunn No Action requests for other companies using the same arguments such as General Electric, Wyeth, Pfizer, Alcoa and Sempra.

In summary, I believe that Gibson Dunn's arguments to the SEC not only challenge Mr. Chevedden and his colleagues but would undercut numerous other investor networks that facilitate cooperation in resolution filing. Ms. Goodman has not proved her argument that there is a conspiracy to evade the SEC Rules and her arguments do not meet the persuasive basis for an SEC No Action decision.

Sincerely,

Timothy Smith
Senior Vice President

Cc: Amy Goodman, Gibson, Dunn & Crutcher LLP
Sandra Leung, Bristol-Myers Squibb
John Chevedden
William Steiner
Kenneth Steiner
Nick Rossi

Laura Berry, ICCR
Lisa Woll, Social Investment Forum
Ann Yerger, CII
Damon Silvers, AFL-CIO
Richard Ferlauto, AFSCME
Mindy Lubber, CERES
Rob Berridge, CERES

A Division of Boston Trust & Investment Management Company
One Beacon Street, Massachusetts 02108 617.726.7250 or 800.282.8782 fax 617.227.3664



Walden Asset Management

Investing for social change since 1975

January 9, 2009

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposals Submitted by John Chevedden

Ladies and Gentlemen:

We write to reply to Gibson, Dunn & Crutcher LLP / Amy Goodman's January 7th letter to the Securities and Exchange Commission (SEC) supplementing her earlier letter and responding to comments Walden Asset Management submitted on January 2.

We appreciate the attention Ms. Goodman gave to the issues raised in our letter and the response on behalf of her client Bristol-Myers Squibb regarding their goals and intentions in submitting their No Action letter. It is important to state from our perspective that we do not believe that Gibson, Dun & Crutcher nor Bristol-Myers Squibb was pursuing a calculated strategy to attempt to disenfranchise coalitions of shareowners such as Interfaith Center for Corporate Responsibility (ICCR), Social Investment Forum (SIF) or CII and prevent them from communicating or working together.

Certainly we take at face value their good-faith assurances that their brief is not a stalking horse to challenge other shareholder alliances. However, these assurances do not protect investors working together from the unintended consequences of an SEC staff decision to support the No Action request.

Ms. Goodman may not be aiming to create these potential consequences, but certainly other attorneys representing other companies might well jump at the chance to seek more restrictive No Action decisions based on the precedent caused by a SEC staff support for the Gibson, Dunn & Crutcher No Action letter.

Ms. Goodman may not be aware of present and future considered investor coalitions where investors would join together, hire staff, deputize a leader and ask that leader to act as their agent serving their needs in coordinating filing resolutions.

A Division of Boston Trust & Investment Management Company
One Beacon Street, Massachusetts 02108 617.726.7250 or 800.282.8782 fax 617.227.3664

If I were involved in creating such an organization, we would certainly encourage investor members to create a clear structure with appropriate paperwork which would clarify that they had asked a staff person or attorney or team leader to act in this capacity which would be responsive with Ms. Goodman's stated concerns.

However, such a staff person may not be an investor personally in the company (one of Ms. Goodman's points that lead her to allege Mr. Chevedden colleagues are mere "alter egos"). Would this disqualify the shareholder initiative if the investor who used the staff person or attorney to act on their behalf? Certainly it could if Ms. Goodman's No Action precedent was allowed.

Similarly, she complains that one proponent said John Chevedden is "handling this for me", as if it were an abdication of responsibility. But what if that is exactly the point of such a co-operative organization, that you want staff or counsel to "handle it for me." Deputizing an agent to act in your behalf is certainly not a sign of bad faith by an investor. But certainly a law firm like Gibson, Dunn & Crutcher understands the theory of appointing an agent or attorney to act on your behalf much better than I do. They are used to having clients say "my lawyer is handling this."

Again, we want to emphasize that this letter is not a defense of the resolutions or proponent approach of Mr. Steiner, Mr. Rossi or Mr. Chevedden.

We are fully aware of the high level of frustration among corporate secretaries and Ms. Goodman's clients around the fact that that these proponents led by Mr. Chevedden don't want to meet to discuss the issues in the resolution or seek common ground that could lead to a resolution being withdrawn.

We do understand this frustration deeply from another perspective since investors often write several letters to companies with not even a courtesy reply or when they file a resolution are met with a "cone of silence" with nothing but a legal response in the proxy. No conversation, no courtesy call at all.

One wishes that the SEC could wave a wand and require that proponents interact with companies after filing a resolution or that management be compelled to have at least a courtesy conversation with proponents to advance meaningful communication. But this is not the SEC's responsibility.

But the frustration about the lack of responsiveness to dialogue of Mr. Chevedden, Mr. Rossi and Mr. Steiner is not a motive for seeking a No Action letter.

In short, Ms. Goodman and the companies she represents have raised a series of minor points about this team of proponents and used them to argue that their resolutions are invalid and the SEC should provide a No Action letter. Would it have made them any less frustrated if Mr. Steiner had called, explained the reason for his

resolution in a short call and then said he wanted it to be placed on the proxy for a vote? No! The frustration would still be alive and well.

In her ardent attempt to seek an affirmative No Action response, Ms. Goodman has created a fantasy scenario without providing hard and distinct proof that would allow the SEC to apply a facts and circumstances test.

She states among the factors are "the complete absence of any involvement of the nominal proponents in submitting a proposal, responding to correspondence or discussing the proposal with the company." True, these proponents could well take a basic Negotiations 101 course as they pursue their reforms and step up and dialogue with management. However, in multiple cases their resolutions receive substantial 35-49% votes or 50% votes prompting the company to act on the issue.

However, to jump from a lack of record of dialogue to claiming the filing proponent demonstrates a "complete absence of any involvement" grossly over reaches. How does Ms. Goodman know that there is a "complete absence of any involvement" by the filers? Does she know what transpired in their calls or emails to Mr. Chevedden? Of course not, but her letter acts as if she does have such information. As we heard in this last election, "you can't just make stuff up" and then build a case on it.

Despite Ms. Goodman's sincere explanation of the motives behind her No Action request, her letter has not made the case adequately that the SEC staff should second guess the motives of this team of proponents and provide a No Action letter. As stated in our previous letter, this would set a regrettable precedent that would endanger shareowner rights.

Sincerely,

Timothy Smith
Senior Vice President

Cc: Amy Goodman, Gibson, Dunn & Crutcher LLP
John Chevedden
William Steiner
Kenneth Steiner
Nick Rossi
Laura Berry, Interfaith Center on Corporate Responsibility
Lisa Woll, Social Investment Forum
Ann Yerger, council of Institutional Investors
Damon Silver, AFL-CIO
Richard Ferlauto, AFSCME
Mindy Lubber, CERES
Rob Berridge, CERES

From: Ray T. Chevedden | *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, January 13, 2009 5:46 PM
To: shareholderproposals
Cc: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Re.: Dreamliner

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
"shareholderproposals@sec.gov" <shareholderproposals@sec.gov>

Dear Ladies and Gentleman:

I have submitted shareholder proposals to Boeing since at least 2001 and avidly follow Boeing stock as a retired engineer and engineering manager with forty years of experience in the aerospace industry. I am particularly concerned about accountability and corporate governance at Boeing, especially concerning Boeing's outsourcing of the 787 Dreamliner. The Boeing design team developed the innovative 787 Dreamliner. Boeing management did not understand the complexity of the design and decided to outsource the work to many different suppliers and expected these suppliers to deliver sections of the aircraft to be assembled in Seattle.

The suppliers did not have adequate knowledge of the overall project because Boeing management failed to facilitate proper communication between the Seattle team and the suppliers.

The airlines understood just how revolutionary in design and technology the Dreamliner was and ordered over 900 of the new aircraft. The Boeing management did not promote proper communication and coordination with suppliers.

Sincerely,

Ray T. Chevedden

cc: John Chevedden < *** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 8, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 The Boeing Company (BA)
Rule 14a-8 Proposal: Cumulative Voting

Ladies and Gentlemen:

This responds to the company December 19, 2008 no action request sent by Winston and Strawn regarding this rule 14a-8 proposal with the following resolved statement (emphasis added):

Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board take steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

Statement of John Chevedden

Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and 2008.

To supplement the above supporting statement cumulative voting also received greater than 53%-support at General Motors (GM) in 2006 and 2008. This illustrates the strong support for cumulative voting in 2008 at Alaska Air (>51%) and General Motors (>53%) and both companies had majority voting for directors. Plus both General Motors and Alaska Air are incorporated in Delaware as is Boeing.

Shareholders who voted more than 51% in favor of cumulative voting knew that Delaware Corporation Alaska Air had majority voting because this text was in the management opposition statement (emphasis added):

Moreover, ***in March 2006, the Board adopted a majority voting policy*** under which director nominees must receive a majority of the votes cast in uncontested elections. In any non-contested election of directors, any director nominee who receives a greater number of votes "withheld" from his or her election than votes "for" such election shall immediately tender his or her resignation. The Board is then required to act on the recommendation of the Governance and Nominating Committee on whether to accept or reject the resignation, or whether other action should be taken. The Board believes

that the Company's majority voting standard gives stockholders a meaningful say in the election of directors, making cumulative voting unnecessary.

Shareholders who voted more than 53% in favor of cumulative voting knew that Delaware Corporation General Motors had majority voting because this text was in the management opposition statement (emphasis added):

GM's Board of Directors believes that cumulative voting would be inconsistent with its recent adoption of majority voting for directors and would not promote better performance by directors. In 2006, GM's Board amended the Corporation's Bylaws to adopt majority voting in the election of directors. GM's Bylaws provide that, in order to be elected in any uncontested election, nominees for election as directors of the Corporation must receive a majority of the votes cast by the holders of shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. As described elsewhere in this proxy statement, in contested elections directors will be elected by the vote of a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors. When cumulative voting is combined with a majority voting standard, difficult technical and legal issues can arise. One risk created by combining cumulative voting with majority voting is that in an uncontested election where a minority of stockholders desire to express their discontent, a small group of stockholders could thwart the will of the majority by cumulating their votes to force the rejection of one or more nominees supported by a majority of the stockholders.

Both the above 2008 proposals receiving strong support did not have text addressing the blending of cumulative voting with majority voting.

The company December 15, 2008 letter failed to produce one precedent where a cumulative voting proposal was excluded based on a similar (i)(3) argument. If the company is asking for an unprecedented exclusion the company should acknowledge this and produce a higher standard for purported support. The company fails to support its argument by claiming that Delaware companies must chose between cumulative voting and a majority voting standard for election of directors.

The company argues that shareholders who gave greater than 50% support to cumulative voting at Delaware companies should simply be ignored and henceforth be prevented from voting on this topic without precedent. The company does not address the number of Delaware companies that currently have cumulative voting and majority voting.

The company did not cite one example of Institutional Shareholder Services or RiskMetrics recommending that shareholders reject cumulative voting proposals due to a company's provision for majority voting.

Additionally this proposal will allow the Boeing management to highlight their concerns on the topic of cumulative voting for the first time in almost 10-years and give management the opportunity to measure the increase or decrease in support compared to the 2000 cumulative voting proposal at Boeing:

Boeing Company (The) (BA)

Proxy Year:	2000
Date Filed:	3/24/2000
Annual Meeting Date:	5/1/2000

Shareholder Proposal Type: Board Elections - Cumulative Voting
Proponent: Shareholder
Votes For: 142,190,297
Votes Against: 411,565,408
Abstentions: 11,345,851
Total Votes: 565,101,556
Broker Non-Votes: 167,903,841

Won Simple Majority Vote? No
VotesFor/VotesFor+Against: 25.68%
VotesFor/TotalVotes: 25.16%
VotesFor/Shares Outstanding: 16.24%

After reading the proposal words of "Shareholders *recommend*" the outside opinion under (i)(6) addresses shareholders supposedly mandating the board through the word *recommend.*

The outside opinion claims that the board could have a fiduciary duty to not take the steps necessary to adopt cumulative voting. This proposal is precatory and the board is free to ignore it. Nonetheless in cases where proposals have been determined to be binding, there is an established rule to allow proposals to be recast as precatory.

The outside opinion seems to argue that most, if not all, shareholder proposals should be excluded unless they are preceded with "recommend" and conclude with "if the board wants to take such action."

The company also fails to note that the proposal does not call for unilateral action by the board.

The outside opinion fails to make clear that the purported long list of precedents on page 9 starting with AT&T Inc. (Feb. 19, 2008) were excluded simply because "take steps necessary" was omitted from the proposals. This was a blow for shareholders because most of these companies published cumulative voting proposals in 2007 that also did not include the words "take steps necessary." Thus in 2008 shareholders, who held stock in companies with a market capitalization of $1.3 trillion, could not again cast a vote on the cumulative voting topic with the same text that was published in 2007 proposals. Clearly "take steps necessary" is included in the 2009 Boeing proposal.

The caliber of the outside opinion's purported precedents clearly falls short in this cited Staff Reply Letter (emphasis added):

[STAFF REPLY LETTER]

February 3, 2005

Response of the Office of Chief Counsel Division of Corporation Finance

Re: The Allstate Corporation Incoming letter dated December 31, 2004

The proposal requests the board take the necessary steps to amend Allstate's governing instruments to provide that every shareholder resolution that is approved by a majority of the shares outstanding shall be implemented.

There appears to be some basis for your view that Allstate may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Allstate to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Allstate omits the proposal from its

proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Allstate relies.

Sincerely,
/s/
Robyn Manos
Special Counsel

Words would have to be added to Boeing proposal to make it fit this precedent.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
Michael F. Lohr <Michael.F.Lohr@boeing.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 The Boeing Company (BA) – Rule 14a-8 Proposals by John Chevedden, Ray T. Chevedden and David Watt

Ladies and Gentlemen:

This responds to the December 19, 2008 no action request sent by Winston and Strawn. The company argument is that its piling-up of old distantly related purported precedents should win out over 2008 precedents that are on-point. Although it is believed that the company was well aware of arguably the best precedents on this issue, *The Boeing Company* (February 20, 2008) and *AT&T* (February 19, 2008), neither precedent is addressed other than in passing. The company tactic appears to be to highlight the purported precedents which are the most distant from *The Boeing Company* and *AT&T*. And to base the company claims on practices one-half a decade and further distant that never happened or never happened since.

The company is essentially re-running *The Boeing Company* (February 20, 2008) with nothing new and nothing pointed out as potentially overlooked in 2008. The company position has deteriorated since 2008 because the company sought to mislead shareholders on the identify of the proponents in the 2008 definitive proxy and had to be corrected as detailed below.

The company has thus failed to take its opportunity to explain any issues *The Boeing Company* (February 20, 2008 and *AT&T* (February 19, 2008) as overlooked. Thus any company attempt now to belatedly address *The Boeing Company* (February 20, 2008) and *AT&T* (February 19, 2008) arguably should be treated with prejudice.

The company also fails to note that *The Boeing Company* (February 20, 2008) and *AT&T* (February 19, 2008) and are consistent with a number of no action precedents for a number of years that most closely resemble *The Boeing Company* and *AT&T*.

The company alleged the undersigned is claiming credit while the company is the guilty party in attempting to eclipse credit due the proponents as this message just before publication of the 2008 definitive proxy shows:

------ Forwarded Message
From: olmsted < *** FISMA & OMB Memorandum M-07-16 ***
Date: Mon, 03 Mar 2008 10:21:45 -0800
To: "Michael F. Lohr" <Michael.F.Lohr@boeing.com>
Cc: Mark Pacioni <Mark.R.Pacioni@boeing.com>
Subject: 2008 Boeing proxy (BA)

Mr. Lohr, Please confirm today that the company will remove my name from the 2008 Boeing proxy in relation to the following proposals:
Shareholder Say on Executive Pay
Performance Based Stock Options
Independent Lead Director

The current format is misleading.
Sincerely,
John Chevedden

cc:
Mark Pacioni

The company provides no exhibit of purported articles on the issue of the person who is credited as the proponent and in most cases does not even produce a quote from such articles. In some articles cited, but not produced, the company incorrectly claims that if a person presents a proposal at an annual meeting that person is the proponent.

The company does not address the hundreds of individual citations of rule 14a-8 proposals, that correctly list the individual shareholder as the proponent, that were published by companies and proxy advisory services and that the company would now claim are incorrect.

For these reasons it is requested that the staff find that these resolutions cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden
David Watt

Michael F. Lohr <Michael.F.Lohr@boeing.com>

Michael F. Lohr
Vice President &
Assistant General Counsel
and Corporate Secretary

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596



December 19, 2008

RECEIVED
2008 DEC 22 PM 3: 59
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposals Submitted by John Chevedden for Inclusion in The Boeing Company 2009 Proxy Statement

Dear Sir or Madam:

The Boeing Company ("Boeing," the "Company" or "we") received three proposals (collectively, the "Proposals") involving John Chevedden, either directly or as "proxy" for certain shareholders, for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2009 Annual Meeting (the "2009 Proxy Statement"). On October 15, 2008, Boeing received a shareholder proposal from John Chevedden, dated October 15, 2008, concerning the adoption of cumulative voting (the "Original John Chevedden Proposal"). On November 11, 2008, Boeing received an updated proposal from John Chevedden, dated November 10, 2008, concerning cumulative voting (together with the Original John Chevedden Proposal, the "John Chevedden Proposal"). On October 20, 2008, Boeing received a proposal purportedly from Ray T. Chevedden, as trustee of the Ray T. Chevedden and Veronica G. Chevedden Residual Trust ("Ray Chevedden"), dated October 19, 2008, regarding a shareholder advisory vote on executive pay (the "Original Ray Chevedden Proposal"). On November 11, 2008, Boeing received an updated proposal purportedly from Ray Chevedden, dated November 10, 2008, regarding a shareholder advisory vote on executive pay (together with the Original Ray Chevedden Proposal, the "Ray Chevedden Proposal"). On November 12, 2008, Boeing received a proposal purportedly from David Watt, dated October 24, 2008, pertaining to an independent lead director (the "Watt Proposal," and collectively with the John Chevedden Proposal and the Ray Chevedden Proposal, the "Proposals").

Each of the Proposals submitted by Ray Chevedden and David Watt (each a "Nominal Proponent") was accompanied by a cover letter reciting that it was "the proxy for John Chevedden and/or his designee to act on [the

Nominal Proponent's] behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting." The "proxy" cover letter further instructs the Company to direct all future communication regarding the Proposals submitted by the Nominal Proponents to John Chevedden.



We believe that John Chevedden is in fact the actual proponent of each Proposal, based on, among other facts, the presence of virtually identical cover letters for each Nominal Proponent designating Mr. Chevedden as his "proxy" and Mr. Chevedden's assumption of control over all future communications and actions regarding the Proposals submitted by the Nominal Proponents. Accordingly, in Part I, we have set forth the grounds that we believe allow Boeing to omit the Proposals from the 2009 Proxy Statement and form of proxy (the "2009 Proxy Materials") due to the violation of one proposal per shareholder limit set forth in Rule 14a-8(c) under the Securities Exchange Act of 1934, as amended (the "Act"). Notwithstanding our position regarding the omission of the Proposals under Rule 14a-8(c), we further believe that the John Chevedden Proposal is deficient on substantive grounds under the provisions set forth in Rule 14a-8(i), as we describe in Parts II and III.

We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Rule 14a-8, Boeing excludes the Proposals from its 2009 Proxy Statement and form of proxy (the "2009 Proxy Materials").

In accordance with Rule 14a-8(j), on behalf of Boeing, the undersigned hereby files six copies of this letter and each of the letters submitting the Proposals.[1] The Company presently intends to file its definitive 2009 Proxy Materials on March 13, 2009, or as soon as possible thereafter. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company will file its definitive 2009 Proxy Statement with the Commission.

The Proposals instruct the Company to direct all future communication regarding the Proposals to John Chevedden. Accordingly, a copy of this letter, with copies of all of the enclosures, is being simultaneously sent by overnight courier to Mr. Chevedden in accordance with Rule 14a-8(j), advising him of the Company's intention to omit the Proposals from the 2009 Proxy Materials. Please fax any response by the Staff to this letter to my attention at

---

[1] Copies of the Proposals and their respective supporting statements are attached to this letter as **Exhibit A** (the John Chevedden Proposal), **Exhibit B** (the Ray Chevedden Proposal) and **Exhibit C** (the Watt Proposal).

(312) 544-2829. We hereby agree to promptly forward to Mr. Chevedden any Staff response to this no-action request that the Staff transmits to us by facsimile.



Reasons the Proposals May be Omitted From the 2009 Proxy Materials

I. BOEING MAY EXCLUDE THE PROPOSALS FROM THE 2009 PROXY MATERIALS PURSUANT TO RULE 14A-8(C) BECAUSE JOHN CHEVEDDEN HAS SUBMITTED MORE THAN ONE PROPOSAL

Rule 14a-8(c) provides that a shareholder may submit no more than one proposal per meeting of shareholders.[2] In 1976, the Commission limited proponents to two proposals per year because the Commission believed that several proponents "exceeded the bounds of reasonableness . . . by submitting excessive numbers of proposals to issuers." Exchange Act Release No. 34-12999 (Nov. 22, 1976) ("Release No. 34-12999"). In 1983, as part of an effort "to reduce issuer costs and to improve the readability of proxy statements," the Commission further restricted proponents to a single proposal per year. Exchange Act Release No. 34-20091 (Aug. 16, 1983).

John Chevedden has established a pattern of submitting multiple proposals, ostensibly as a "proxy" for one or more shareholders of the target company. This year, Mr. Chevedden has continued this practice by submitting three proposals to Boeing. In accordance with the requirements of Rule 14a-8(f), on October 31, 2008 and November 25, 2008, the Company sent Mr. Chevedden three letters, attached as **Exhibits D** through **F**, advising him that each of the Proposals violated Rule 14a-8(c) and asking him to notify the Company as to which of the Proposals he wished to withdraw.[3] Mr. Chevedden did not correct the deficiency within the time frame specified in the letters and by Rule 14a-8(f). Accordingly, the Company believes the Proposals may be excluded pursuant to Rule 14a-8(f) because they were submitted in violation of Rule 14a-8(c).

We acknowledge that on prior occasions the Staff has expressed the view that John Chevedden's submissions to Boeing and other companies are not excludable under Rule 14a-8(c). *See, e.g., AT&T Inc.*, SEC No-Action Letter, 2007 WL 224975 (Jan. 18, 2007); *The Boeing Co.*, SEC No-Action Letter, 2004 WL 257686 (Feb. 6, 2004); *The Boeing Co.*, SEC No-Action Letter, 2008 SEC No-Act. LEXIS 273 (Feb. 20, 2008). However, because we believe that Mr.

---

2 See 17 C.F.R. § 240.14a-8(c) (providing that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting").

3 Additional correspondence with Messrs. John Chevedden, Ray Chevedden and Watt is attached to this letter as **Exhibits G, H** and **I**, respectively.

Chevedden continues to attempt to circumvent the purpose and intent of Rule 14a-8(c), we respectfully request that the Staff reconsider its prior position.

A. John Chevedden is the Architect and Author of the Submissions of the Nominal Proponents



It is evident that John Chevedden does all, or substantially all, of the work to draft, submit and support the Proposals. Each proposal submitted is accompanied by Mr. Chevedden's standard form cover letter referring generically only to "[t]his Rule 14a-8 proposal." As noted above, this standard form cover letter gives Mr. Chevedden the authority to act on the Nominal Proponent's behalf before, during and after the meeting and instructs the target company to direct all future communication regarding the proposal to Mr. Chevedden.

All of the Proposals are virtually identical in format, font and style and are easily identified as having been submitted by John Chevedden. Additionally, throughout the supporting statements, the Proposals use similar language and the same style of citation to The Corporate Library. Each proposal includes in its title the same proposal number, "3," and ends with the phrase "Yes on 3." Each proposal is followed by a "Notes" section that is identical, with the exception of an introductory statement that names Mr. Chevedden or a Nominal Proponent as sponsor of the proposal. In addition, it is evident from viewing the Proposals that they are substantially the same as the proposals submitted to other target companies by Mr. Chevedden through various nominal proponents. The logical conclusion is that the Proposals are not the Nominal Proponents' but rather proposals written and submitted by Mr. Chevedden.

On several occasions, the Staff has granted relief in the manner the Company is requesting. *See TRW Inc.*, SEC No-Action Letter, 2001 WL 62910 (Jan. 24, 2001) ("TRW") (proposal excludable based on the shareholder's acknowledgment that he had been solicited by John Chevedden to serve as a nominal proponent and that Mr. Chevedden in fact had drafted the proposal). The type of relief granted in TRW was short-lived, however, because Mr. Chevedden immediately took steps to preclude the target company from contacting the nominal proponent in order to develop a TRW-type no-action letter. After TRW, Mr. Chevedden stopped including the nominal proponent's telephone number in the "proxy" cover letter, and, as discussed below, we understand that he has instructed nominal proponents not to speak with the target companies. Moreover, any revisions to past proposals have come directly from Mr. Chevedden, and he alone apparently decides whether a proposal may be withdrawn in the face of target company concessions. *See, e.g., Comcast Corp.*, SEC No-Action Letter, 2007 WL 316373 (Jan. 29, 2007) (Mr. Chevedden withdrew a proposal for which Lucy M. Kessler was the nominal proponent); *Apache Corp.*, SEC No-Action Letter, 2007 WL 162258 (Jan. 12, 2007) (same); *Washington Mutual, Inc.*, SEC

No-Action Letter, 2007 WL 162257 (Jan. 12, 2007) (same). Finally, all communications with the Staff come directly from Mr. Chevedden. *See, e.g., Exxon Mobil Corp.*, SEC No-Action Letter, 2007 WL 846607 (Mar. 19, 2007) (Mr. Chevedden responded to the target company's no-action letter that sought to exclude a proposal for which Emil Rossi was the nominal proponent); *The Boeing Co.*, SEC No-Action Letter, 2006 WL 3761320 (Mar. 15, 2006) (Mr. Chevedden responded to the Company's no-action letter that sought to exclude a proposal for which Ray Chevedden was the nominal proponent); *Sempra Energy*, SEC No-Action Letter, 2006 WL 328304 (Jan. 27, 2006) (Mr. Chevedden responded to the target company's no-action letter that sought to exclude a proposal for which Chris Rossi was the nominal proponent).



In another instance, the Staff permitted exclusion where a proponent "coordinated, arranged or masterminded" the submissions of nominal proponents, in an apparent attempt to evade the one-proposal limit. *Staten Island Bancorp*, SEC No-Action Letter, 2002 SEC No-Act. LEXIS 217 (Feb. 27, 2002). Based on the facts summarized above, it is apparent that John Chevedden coordinated, arranged and masterminded the Proposals at issue, as he at least drafted their cover letters and personally submitted the Proposals from his own email address. According to the standard applied in Staten Island Bancorp, then, the Company would have grounds to exclude the Proposals under 14a-8(c).

Moreover, the Staff permitted exclusion where a proponent exercised "substantial influence" over a nominal proponent, orchestrating the "selection, preparation, and submission of the proposal on his own behalf." *BankAmerica Corp*, SEC No-Action Letter, 2007 SEC No-Act. LEXIS 54 (Feb. 18, 1996). The facts presented above, taken as a whole, indicate that John Chevedden exercised substantial influence over the Nominal Proponents with respect to the Proposals at issue. Accordingly, we believe that Mr. Chevedden indeed exercised substantial influence over the Nominal Proponents with respect to the selection, preparation and submission of the Proposals.

Based on the rationale for exclusion permitted in TRW, Staten Island Bancorp, and BankAmerica, we believe we have established that John Chevedden is indeed the proponent of the Ray Chevedden and David Watt Proposals. Because he "coordinated, arranged and masterminded," as well as orchestrated the "selection, preparation and submission" of the Proposals, we believe that the Proposals are subject to omission from the Company's 2009 Proxy Materials pursuant to Rule 14a-8(c). Thus, we respectfully request that the Staff will confirm that it will not recommend enforcement if the Company omits the Proposals from its 2009 Proxy Materials on these grounds.

B. Mr. Chevedden in Most Cases Apparently Has No Prior or Substantial Relationship With the Nominal Proponents Other

Than the One Established to Enable Him to Submit Multiple Proposals



We believe that John Chevedden often has no prior or substantial relationship with the shareholders whom he professes to represent other than their service as his nominal proponents.[4] In 2002, "RR Donnelley Financial . . . reported what many companies targeted by Mr. Chevedden have long suspected: 'John Chevedden trolls the [Internet's] message boards seeking shareholders to make him his agent so that he is eligible to submit shareholder proposals to certain companies.'" *The Boeing Co.*, SEC No-Action Letter, 2002 WL 464046 (Mar. 2, 2002). This practice was substantiated when TRW uncovered information that one of its shareholders who had appointed Mr. Chevedden as his proxy "became acquainted with Mr. Chevedden, and subsequently sponsored the proposal, after responding to Mr. Chevedden's inquiry on the internet for TRW stockholders willing to sponsor a shareholder resolution." *TRW Inc.*, SEC No-Action Letter, 2001 WL 62910 (Jan. 24, 2001).

Our own conversations during the 2001 proxy season with the Company's shareholders appointing John Chevedden as "proxy" uncovered a similar instance. *See The Boeing Co.*, SEC No-Action Letter, 2001 WL 203954 (Feb. 20, 2001) (excludable on other grounds). That year, Mr. Chevedden used the names of two nominal proponents, despite their limited prior relationship and the fact that he had not spent any time discussing the proposal with them. *See id.* Just a year later, both General Motors and Mattel discovered that Mr. Chevedden had apparently submitted a proposal ostensibly on behalf of Bernard and Naomi Schlossman without their awareness or authorization. When Mr. and Mrs. Schlossman were informed, they withdrew those proposals, as well as others that Mr. Chevedden had submitted in their names that year, and said that Mr. Chevedden could no longer submit shareholder proposals on their behalf. *General Motors Corp.*, SEC No-Action Letter, 2002 WL 500243 (Mar. 10, 2002); *Mattel Inc.*, SEC No-Action Letter, 2002 WL 448457 (Feb. 13, 2002); *see also Southwest Airlines Co.*, SEC No-Action Letter, 2002 WL 32167722 (Feb. 25, 2002); *The Boeing Co.*, SEC No-Action Letter, 2002 WL 356717 (Feb. 7, 2002); *PG&E Corp.*, SEC No-Action Letter, 2002 WL 32081584 (Feb. 6, 2002); *Edison Int'l*, SEC No-Action Letter, 2002 WL 318260 (Feb. 1, 2002).

Since the 2002 proxy season, John Chevedden's efforts to prevent contact with his nominal proponents have prevented the Company from learning whether the Nominal Proponents this year were solicited by Mr. Chevedden to submit the Proposals in their names. Nonetheless, there can be little doubt, based on his past practices, that Mr. Chevedden's primary relationship with the Nominal

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[4] The Company recognizes that this is not the case for Ray Chevedden, who appears to be a relative of John Chevedden.

Proponents is for the purpose of advancing his own agenda to submit multiple proposals to certain target companies.

C. Mr. Chevedden Has Employed the Same Tactics to Evade the One Proposal Per Shareholder Rule by Submitting Multiple Proposals to Boeing Year After Year



Both the Staff and Boeing are aware of John Chevedden's repeated practice of submitting multiple proposals under the pretext that they are from other company shareholders in direct violation of Rule 14a-8(c). As demonstrated in the charts below, John Chevedden has continually abused the one proposal per shareholder rule by submitting multiple proposals to Boeing.

Proposals Submitted to Boeing by John Chevedden and His Various Nominal Proponents (2001 to 2009 Proxy Statements)

2009 Proposals Submitted to Boeing by John Chevedden			
	Proposal	**Nominal Proponent**	**Proponent**
1.	Cumulative voting	John Chevedden	John Chevedden
2.	Shareholder say on executive pay	Ray T. Chevedden, as Trustee of the Ray T. Chevedden and Veronica G. Chevedden Residual Trust	John Chevedden
3.	Independent lead director	David Watt	John Chevedden

2008 Proposals Submitted to Boeing by John Chevedden			
	Proposal	**Nominal Proponent**	**Proponent**
1.	Cumulative voting	John Chevedden	John Chevedden
2.	Independent lead director	Thomas Finnegan	John Chevedden
3.	Performance based stock options	David Watt	John Chevedden
4.	Shareholder say on	Ray T. Chevedden	John Chevedden



2007 Proposals Submitted to Boeing by John Chevedden			
	Proposal	**Nominal Proponent**	**Proponent**
1.	Shareholder vote on any current or future poison pill	John Chevedden	John Chevedden
2.	Separate roles of CEO and chairman	Thomas Finnegan	John Chevedden
3.	Shareholder vote on advisory management resolution to approve compensation committee report	Ray T. Chevedden	John Chevedden
4.	Performance based stock options	David Watt	John Chevedden

2006 Proposals Submitted to Boeing by John Chevedden			
	Proposal	**Nominal Proponent**	**Proponent**
1.	Independent board chairman	John Chevedden	John Chevedden
2.	Shareholder rights plan	Ray T. Chevedden	John Chevedden
3.	Majority vote for director elections	David Watt	John Chevedden
4.	Annual election of directors	Thomas Finnegan	John Chevedden

2005 Proposals Submitted to Boeing by John Chevedden			
	Proposal	**Nominal Proponent**	**Proponent**
1.	Shareholder vote on current or future poison pill by bylaw or charter	John Chevedden	John Chevedden
2.	Shareholder vote on advisory management resolution to approve	Ray T. Chevedden	John Chevedden

	compensation committee report		
3.	Performance based stock options and disclosure of performance goals	David Watt	John Chevedden
4.	Separate roles of CEO and chairman	Thomas Finnegan	John Chevedden



2004 Proposals Submitted to Boeing by John Chevedden			
	Proposal	**Nominal Proponent**	**Proponent**
1.	Independent board chairman	John Chevedden	John Chevedden
2.	Annual election of directors	Ray T. & Veronica G. Chevedden Residual Trust	John Chevedden
3.	Shareholder vote on poison pills	James Janopaul-Naylor	John Chevedden
4.	Retention of stock obtained through stock options	David Watt	John Chevedden
5.	Shareholder vote on golden parachutes	Thomas Finnegan	John Chevedden

2003 Proposals Submitted to Boeing by John Chevedden			
	Proposal	**Nominal Proponent**	**Proponent**
1.	Independent board chairman	John Chevedden	John Chevedden
2.	Shareholder vote on poison pills	James Janopaul-Naylor	John Chevedden
3.	Annual election of directors	Ray T. & Veronica G. Chevedden Family Trust	John Chevedden
4.	Shareholder vote on golden	Thomas Finnegan	John Chevedden

	parachutes		
5.	Performance based stock options	David Watt	John Chevedden



2002 Proposals Submitted to Boeing by John Chevedden			
	Proposal	**Nominal Proponent**	**Proponent**
1.	Shareholder vote on golden parachutes	Thomas Finnegan	John Chevedden
2.	Annual election of directors	Ray T. Chevedden	John Chevedden
3.	Performance based stock options	Bernard and Naomi Schlossman	John Chevedden
4.	Independent director nomination	John Gilbert	John Chevedden
5.	Shareholder vote on poison pills	James Janopaul-Naylor	John Chevedden

2001 Proposals Submitted to Boeing by John Chevedden			
	Proposal	**Nominal Proponent**	**Proponent**
1.	Annual election of directors	Ray T. Chevedden	John Chevedden
2.	Shareholder vote on poison pills	John Gilbert	John Chevedden
3.	Independent directors	John Gilbert	John Chevedden
4.	Equalizing elections	Bernard and Naomi Schlossman	John Chevedden
5.	Limiting stock dilution	Thomas Finnegan	John Chevedden
6.	Shareholder vote on audit committee members	Charles Miller	John Chevedden

The commonality of each of the above proposals is that John Chevedden is the actual proponent, even if the nominal proponent may vary. As contemplated in Release No. 34-12999, such use of other shareholders of the Company to violate Rule 14a-8(c) provides sufficient reason for Boeing to omit the Proposals from the 2009 Proxy Materials because Mr. Chevedden has, in effect, circumvented the intent of the Commission to prevent excessive submissions of proposals to target companies by one person and thereby clearly thwarted the rule's purpose to reduce issuer costs and improve the readability of proxy statements.



D. John Chevedden's Use of Nominal Proponents is Not Unique to Boeing

Mr. Chevedden has submitted or been closely associated with multiple proposals to many companies. Many of Mr. Chevedden's proposals are submitted in his own name, but the majority of his proposals have been submitted with him as "proxy" for other shareholders of the target company: of the 648 known proposals submitted by Mr. Chevedden or his known nominal proponents during the 2004 to 2008 proxy seasons, only 128 were submitted in his own name.[5] Based on our research regarding proposals submitted by Mr. Chevedden and those shareholders associated with him, we believe that during the 2008 proxy season Mr. Chevedden, with his known nominal proponents, engaged in the following multiple proposal submissions:

- Five proposals were submitted to one company (Allegheny Energy, Inc.);

- Four proposals were submitted to each of two companies (General Motors Corp. and The Boeing Co.);

- Three proposals were submitted to each of 11 companies (AT&T, Bank of America Corp., Bristol-Myers Squibb Co., Citigroup Inc., Exxon Mobil Corp., Ford Motor Company, Home Depot, JPMorgan Chase & Co., Pfizer Inc., PG&E Corp. and Schlering-Plough Corp.); and

- Two proposals were submitted to each of 19 companies (Altria Group, Inc., American International Group, Inc., Eli Lilly and Co., FirstEnergy Corp., Hewlett-Packard Co., Honeywell International, Kimberly-Clark Corp., Marathon Oil Corp.,

[5] The numbers cited in this letter regarding the known proposals submitted by Mr. Chevedden and his known proponents are based on data provided by RiskMetrics Group on December 9, 2008.

Merck & Co., Inc., Motorola, Inc., Northrop Grumman Corp., Raytheon Co., Safeway Inc., Sempra Energy, The Allstate Corp., The McGraw-Hill Companies, Inc., Time Warner Inc., Verizon Communications and Whirlpool Corp.).



As the Staff is no doubt aware, management of and responses to these proposals represent an enormous investment of time and resources by each of the target companies. Each target company must, among other things, determine whether the shareholder for whom John Chevedden is acting as "proxy" is eligible to submit a proposal, correspond with Mr. Chevedden regarding the inevitable procedural and substantive defects in his proposals,[6] evaluate, usually with the assistance of legal counsel, whether the company will oppose the proposals, draft and file no-action letters, draft and file rebuttal letters in response to Mr. Chevedden's responses to no-action letter requests and draft opposition statements in the event that his proposals are not excludable. All told, the foregoing activities represent an enormous expenditure of time, personnel and money that we believe is excessive in light of the intent and purpose of the shareholder proposal regulations.

E. John Chevedden, Not the Nominal Proponents, Takes Credit in the Publicity Surrounding the Proposals

It is John Chevedden, and not the purported proponents, who consistently takes credit for the proposals in the publicity surrounding them. For example, Mr. Chevedden was credited in the 2007 proxy season for introducing both a proposal regarding an advisory vote on executive pay and a proposal on performance based stock options to Boeing. *Discontent in Air on Execs' Pay at Boeing*, Chi. Trib., May 1, 2007. These proposals had purportedly been submitted by David Watt and Ray Chevedden. The same article stated that Mr. Chevedden "vowed to press the measures again next year." *Id.* As Mr. Chevedden promised, both proposals were again proposed to Boeing in the 2008 proxy season, and were introduced by the same two Nominal Proponents, David Watt and Ray Chevedden. The executive say on pay proposal was again proposed to Boeing by Ray Chevedden this year, and Mr. Watt is the Nominal Proponent of a different proposal than the one submitted in the 2007 proxy season.

John Chevedden's practice of taking credit for proposals submitted to Boeing through nominal proponents sheds light on the Proposals. For example, in 2005, Mr. Finnegan nominally introduced a proposal to the Company to

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6 For example, John Chevedden consistently fails to submit the required proof of ownership in his initial sub-missions. This year, for example, his failure to provide the required proof of ownership made it necessary for the Company to send Mr. Chevedden procedural defect letters regarding two of the three Proposals. See **Exhibits G and I.**

separate the role of chief executive officer and chairman. However, Mr. Chevedden took full credit for the submission. *Boeing Picks 3M Chief as New CEO*, St. Louis Post-Dispatch, July 1, 2005 ("Chevedden said he filed a shareholder proposal to separate the chairman and executive duties"). Last year, a similar proposal involving the independent lead director was submitted to Boeing, listing Thomas Finnegan as the nominal proponent and naming Mr. Chevedden as "proxy." This year, a similar proposal involving the independent lead director was submitted to Boeing, listing David Watt as the nominal proponent and naming Mr. Chevedden as "proxy." There can be little doubt that Mr. Chevedden is the true proponent of the Finnegan and Watt Proposals.



John Chevedden has similarly taken credit for proposals submitted to other companies nominally by shareholders other than himself. For example, Mr. Chevedden took credit for a proposal submitted to Bank of America during the 2007 proxy season that had been submitted in Ray Chevedden's name. *Investor: BofA Agrees to Meet If Shareholders Ask*, The Charlotte Observer, Jan. 31, 2007. Mr. Chevedden also took credit for a proposal concerning performance based compensation submitted to Electronic Data Systems under William Steiner's name. *Citi, EDS Reject Pay Proposals*, CFO Magazine, Apr. 18, 2007. In RiskMetrics Group's *U.S. Midseason Review* for the 2007 proxy season, Mr. Chevedden was further credited as "proponent" of a proposal to end dual-class stock structures submitted by the Ray and Veronica Chevedden Trust to the Ford Motor Company. *U.S. Midseason Review*, RiskMetrics Group, May 18, 2007. That same year, Mr. Chevedden had submitted two other proposals to Ford, one in his own name and one "on behalf of" Jack Leeds. Ford Motor Co., Form DEF 14A, at 73-80 (Apr. 5, 2007). As evidenced by these articles, Mr. Chevedden takes credit for numerous proposals, even when they are submitted by one of his nominal proponents.

II. BOEING MAY EXCLUDE THE JOHN CHEVEDDEN PROPOSAL FROM THE 2009 PROXY MATERIALS PURSUANT TO RULE 14A-9 BECAUSE THE JOHN CHEVEDDEN PROPOSAL IS INHERENTLY VAGUE AND INDEFINITE AND MISLEADING

The John Chevedden Proposal

The John Chevedden Proposal relates to cumulative voting and states, in relevant part:

> *Resolved: Cumulative Voting. Shareholders recommend that our Board take steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to the number of shares held, multiplied by the number of directors to be elected. A*

shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.



Basis for Exclusion

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Specifically, Rule 14a-9 provides that

> No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

In recent years, the Commission has clarified the grounds for exclusion under Rule 14a-8(i)(3) and noted that proposals may be excluded where

- the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires—this objection also may be appropriate where the proposal and

the supporting statement, when read together, have the same result;[7] [or]

- The company demonstrates objectively that a factual statement is materially false or misleading.



See the Division of Corporation Finance: Staff Legal Bulletin No. 14B (Sept. 14, 2004) ("Legal Bulletin 14B").

A. The John Chevedden Proposal is Inherently Vague and Indefinite

The Company believes that the John Chevedden Proposal is excludable under Rule 14a-8(i)(3) because it is inherently vague and indefinite. The Staff has previously allowed the exclusion of a proposal drafted in such a way so that it "would be subject to differing interpretation both by shareholders voting on the proposal and the Company's Board in implementing the proposal, if adopted, with the result that any action ultimately taken by the Company could be significantly different from the action envisioned by shareholders voting on the proposal." *Exxon Corporation*, SEC No-Action Letter, 1992 SEC No-Act. LEXIS 94 (Jan. 29, 1992); *see also Philadelphia Electric Company*, SEC No-Action Letter, 1992 SEC No-Act. LEXIS 825 (July 30, 1992) (stating that a proposal may be excluded if the proposal "is so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

The impermissible vagueness arises because the John Chevedden Proposal does not explain how it will function in light of the Company's majority voting bylaw. The Company has recently adopted a majority voting standard for uncontested director elections, but the plurality standard continues to apply in contested director elections.[8] As discussed below, it is unclear whether cumulative voting and majority voting are compatible under Delaware law.

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7 Thus, according to Legal Bulletin 14B, the Staff will make two inquiries: whether a proposal by itself is inherently vague or indefinite and whether a proposal, together with a supporting statement, is inherently vague and indefinite.

8 Section 11.2 of the By-Laws of the Company (the "Bylaws," attached hereto as **Exhibit J**) provides that "A nominee for director shall be elected to the Board of Directors if the votes cast for such nominee's election exceed the votes cast against such nominee's election; provided, however, that the directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the Secretary of the Corporation receives a notice that a stockholder has nominated a person for election to the Board of



1. Uncontested Director Elections – Majority Voting

Majority voting has been instituted by corporations at a rapidly increasing rate over the past several years as a method to give stockholders a greater role in uncontested elections than exists with plurality voting.[9] Under plurality voting, as the Commission has acknowledged, votes "against" a nominee do not have legal effect so there is no effective manner to vote against a nominee. *See* Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Exchange Act Release No. 34,16356 [1979-1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) P82,358 ("With respect to a security holder's ability to vote for or against an individual nominee, the Commission acknowledges that an 'against' vote may have questionable legal effect and therefore could be confusing and misleading to shareholders."). Thus, even if a majority of stockholders vote "against" a nominee (or, to "withhold authority" to vote for a nominee) under plurality voting, that nominee will still be reelected. In contrast, under majority voting, a nominee in an uncontested election is not reelected if a majority of the votes cast with respect to that nominee are voted "against" that nominee. The Company's Board of Directors (the "Board") adopted majority voting in February 2007 in order to respond to shareholders' concerns regarding transparency and accountability to shareholders.

2. Contested Elections – Plurality Voting

In a contested election, stockholders have an effective choice between competing nominees. There is no need for "against" votes to have legal effect because a vote "for" one candidate is effectively a vote "against" another. Thus, the Company did not adopt majority voting with respect to contested elections, and stockholders are not permitted to vote "against" any nominee for director.

3. Contested Elections – Plurality Voting with Cumulative Voting Permitted

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Directors in compliance with the advance notice requirements for stockholder nominees for director set forth in Section 11.1 of this By-law and (ii) such nomination has not been withdrawn by such stockholder on or prior to the tenth day preceding the date the Corporation first mails its notice of meeting for such meeting to stockholders. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee. Votes cast shall exclude abstentions with respect to that director's election."

9 For example, in February 2006, 16% of S&P 500 companies had some form of majority voting in place; by November 2007, that figure had increased to 66%. Claudia H. Allen, Study of Majority Voting in Director Elections (last updated Nov. 12, 2007).

In a contested election, where plurality voting continues to apply, cumulative voting generally works as described in the supporting statement – it "allows a significant group of shareholders to elect a director of its choice." *See* Supporting Statement to the John Chevedden Proposal attached hereto as **Exhibit A**. For example, if a corporation has 100 shares that cast votes in an election for a five member board of directors, 40 of which are voting for the nominees running against the incumbents, under cumulative voting a total of 500 votes may be cast (100 shares outstanding * 5 directorships), and the minority group may cast 200 of those votes (40 shares controlled * 5 directorships). If the minority group properly cumulated its votes, it could elect individuals to fill two of the five seats on the board of directors.[10] Thus, insofar as the John Chevedden Proposal applies solely in a contested election, we believe that the purpose and effect are a little more clear.



4. Uncontested Elections – Majority Voting with Cumulative Voting Permitted

To the extent that the John Chevedden Proposal applies to *uncontested* elections, however, a number of issues arise. As discussed above, the Company adopted majority voting in uncontested elections in an effort to respond to shareholders' concerns regarding director accountability. Under the Company's majority voting bylaw, a director is reelected in an uncontested election only if the votes cast "for" his or her election exceed the votes cast "against" his or her election.

As an initial matter, it is unclear whether Delaware law allows for cumulating "against" votes. Section 214 of the Delaware General Corporation Law (the "DGCL"), which gives a corporation the authority to adopt cumulative voting in its certificate of incorporation, provides as follows:

> The certificate of incorporation of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to

[10] *See generally* RANDALL S. THOMAS & CATHERINE T. DIXON, ARANOW & EINHORN ON PROXY CONTESTS FOR CORPORATE CONTROL § 10.04 (3d ed. 2001 supp.) (discussing the mechanics of cumulative voting, including a formula "to determine how many directors can be elected by a group controlling a particular number of shares").

> cast *for* the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes *for* a single director or may distribute them among the number to be voted for, or *for* any 2 or more of them as such holder may see fit.



8 *Del. C.* § 214 (emphasis added). While it is clear from the wording of the statute that "for" votes may be cumulated, to the Company's knowledge, and as discussed further in the opinion from the Delaware law firm of Richards Layton Finger P.A. attached to this letter as **Exhibit K** (the "Delaware Law Opinion"), the legislative commentary to Section 214 does not shed light on whether Section 214 allows cumulating "against" votes. The Delaware Law Opinion provides that "while there is no case directly on point, we believe that under Delaware law votes cast "against" a nominee may not be cumulated and, accordingly, cumulative voting and majority voting could not be utilized by stockholders in the same election."

The ambiguity is very important because, if Section 214 is interpreted not to permit cumulating "against" votes, then cumulative voting will give a minority of stockholders far greater influence over the outcome of an election of a director nominee than they would otherwise have. A minority of stockholders would be able to defeat an "against" campaign supported by a majority of the stockholders. To illustrate this, refer back to the corporation that has 100 shares that cast votes in an election for a five member board of directors. Under majority voting (without cumulative voting), if the holders of 51 of the voting shares voted against a nominee, that nominee would not be elected. . If "for" votes can be cumulated, but not "against" votes, the 51% wishing to vote against would have many fewer votes, defeating the aim of majority voting. The Commission has found that a proposal may be excluded for vagueness where "the standards under the proposal may be subject to differing interpretations," *Hershey Foods Corp.*, SEC No-Action Letter (Dec. 27, 1988) and where "any action(s) ultimately taken by the Company upon implementation of th[e] proposal could be significantly different from the action[s] envisioned by the shareholders voting on the proposal." *Occidental Petroleum Corp.*, SEC No-Action Letter, 1991 SEC No-Act. LEXIS 261 (Feb. 11, 1991); *See also Jos. Schlitz Brewing Co.*, SEC No-Action Letter (Mar. 21, 1977) ("Any resultant action by the Company would have to be made without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal").

Alternatively, even if Section 214 permitted stockholders to cumulate "against" votes, cumulative voting could allow a minority group of stockholders to block the will of the majority. We believe that this would

frustrate the very purpose of majority voting.[11] *See generally* Allen, Study of Majority Voting in Director Elections, *supra* at n. 66 (discussing the interplay between cumulative voting and majority voting). Referring again to the corporation with 100 shares that cast votes in an election for a five member board of directors, and a minority group of stockholders controlling 40 shares, if the minority group of stockholders favors the incumbent directors and a majority group of stockholders favors an "against" campaign, the minority group would alone be able to defeat the "against" campaign, at least with respect to some directors, significantly changing the majority voting dynamic.



5. Resulting Breadth of John Chevedden Proposal

The John Chevedden Proposal does not explain the uncertainties created by the combination of majority and cumulative voting. Without addressing these uncertainties, the John Chevedden Proposal leaves to stockholders voting on the proposal, and the Company in implementing the proposal (if adopted), the task of determining whether the John Chevedden Proposal requires cumulative voting solely in a contested election, or in both a contested and uncontested election.[12] We believe that these are exactly the circumstances under which Legal Bulletin 14B stated it was appropriate for a company to exclude a proposal in reliance on Rule 14a-8(i)(3). *See Pinnacle West Capital Corporation*, SEC No-Action Letter, 2008 SEC No-Act. LEXIS 348 (Mar. 11, 2008) (proposal excludable under Rule 14a-8(i)(3) based on the incompatibility of majority and cumulative voting under Arizona law). For example, if one interprets the John Chevedden Proposal as requesting the adoption of cumulative voting with respect solely to a contested election, one need not consider the significant legal uncertainties with respect to the ability to

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[11] California has recently amended its Corporations Code to allow a corporation to provide for majority voting in uncontested elections, but only if that corporation has eliminated cumulative voting. *See Cal Corps. Code* § 708.5(b) (Deering 2007).

The DGCL itself also recognizes that cumulative voting empowers a *minority* block, as opposed to a *majority* block. *See* 8 *Del. C.* § 141(k)(2) (prohibiting, for a corporation where cumulative voting is permitted, the removal of a director "if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors", and thus recognizing that a *majority* vote may be inconsistent with the will of the *minority*, which is given effect in a scheme permitting cumulative voting).

[12] Notwithstanding these significant uncertainties, there is "continuing debate as to the relationship between majority voting and cumulative voting and whether these methods of voting should be mutually exclusive," Allen, Study of Majority Voting in Director Elections, *supra* at n. 66, so that, regardless of the uncertainties, it is quite possible that the John Chevedden Proposal intends for cumulative voting to apply in uncontested elections.

cumulate against votes under Section 214 of the DGCL. However, if one interprets the John Chevedden Proposal as requesting the adoption of cumulative voting with respect to an *uncontested* election, one must *first* consider the legal uncertainties of cumulating "against" votes under Section 214 of the DGCL. Depending on one's view of the effect of against votes, one must then consider the weight of that view along with one's view of the varying policy implications of allowing cumulative voting in an uncontested election *(i.e.*, one's thoughts as to the value of minority representation and to the value of "against" campaigns). A stockholder favoring cumulative voting in a contested election may well vote against the John Chevedden Proposal if it would require adoption of cumulative voting with respect to an uncontested election.



As the United States District Court for the Southern District of New York has stated in interpreting the predecessor to Rule 14a-8(i)(3), "[s]hareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote." *The New York City Employees' Ret. Sys. v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992); *see also Intl Bus. Machines Corp.*, SEC No-Action Letter, 2005 SEC No-Act. LEXIS 139 (Feb. 2, 2005). By the sheer variance of effect of the John Chevedden Proposal depending on how one interprets the John Chevedden Proposal, the stockholders of the Company simply cannot "know precisely the breadth of the proposal on which they are asked to vote."

For these reasons, we believe the John Chevedden Proposal is inherently vague and indefinite and may be excluded pursuant to Rule 14a-8(i)(3) under the Act.

B. The John Chevedden Proposal contains Materially False and Misleading Statements

We believe that the John Chevedden Proposal may also be excluded under Rule 14a-8(i)(3) because it contains factual statements that are materially false and misleading.

The John Chevedden Proposal represents that "The Council of Institutional Investors [the "CII"]... has recommended adoption of this proposed topic." This statement is misleading. In fact, the CII does *not* favor cumulative voting when majority voting is in place and has suggested the two are incompatible. *See, e.g.*, Letter *to* The Honorable E. Norman Veasey, Chair, Committee on Corporate Law, *from* Ann Yerger, Executive Director, CII (Aug. 1, 2005) (endorsing a proposal to adopt a majority default approach in the Model Business Corporation Act that contains a carve-out for companies with cumulative voting and citing to that carve-out and the policy behind it in recommending against a "minimum plurality" approach, which would require "a supermajority 'against' vote to trigger consequences for" a director "since it

would permit a minority of shareholders to 'elect' a director despite the opposition of the majority"); Ed Durkin's Responses to Majority Voting Questions, Effects of Contested Elections and Cumulative Voting on Companies Electing Directors by Majority Vote (discussion of majority voting and cumulative voting posted on CII website responding to question "in your opinion, are majority voting and cumulative voting incompatible" with the simple answer "yes").



The misleading statement regarding CII's position on cumulative voting, coupled with the serious uncertainties regarding the interaction of cumulative voting and majority voting under Delaware law, makes the John Chevedden Proposal, together with its supporting statement, inherently false and misleading. For these reasons, we believe the John Chevedden Proposal may be excluded under Rule 14a-8(i)(3).

III. BOEING MAY EXCLUDE THE JOHN CHEVEDDEN PROPOSAL FROM THE 2009 PROXY MATERIALS PURSUANT TO RULES 14A-8(I)(2) AND 14A-8(I)(6) BECAUSE IT WOULD CAUSE BOEING TO VIOLATE STATE LAW AND BOEING LACKS THE POWER TO IMPLEMENT THE JOHN CHEVEDDEN PROPOSAL

Basis for Exclusion

In addition to the reasons stated above, we believe that Boeing may properly exclude the John Chevedden Proposal from the 2009 Proxy Materials:

- Pursuant to Rule 14a-8(i)(2), because it would cause the Company to violate the laws of Delaware, which is the Company's jurisdiction of incorporation; and
- Pursuant to Rule 14a-8(i)(6), because the Company lacks the power to implement the John Chevedden Proposal.

A. The John Chevedden Proposal May Be Omitted Because It Would, if Implemented, Cause the Company to Violate Delaware Law

As more fully described in the Delaware Law Opinion attached to this letter as **Exhibit K**, the John Chevedden Proposal may be omitted from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(2) because, if implemented, it would cause the Company to violate Delaware law.[13]

---

[13] *See* 17 C.F.R. § 240.14a-8(i)(2) (permitting a company to exclude a proposal that would, if implemented, "cause the company to violate any state, federal, or foreign law to which it is subject").



Under Delaware law, cumulative voting rights, to the extent they apply, must be provided for in the corporation's certificate of incorporation. The Company's Amended and Restated Certificate of Incorporation (the "Certificate"), a copy of which is attached to this letter as **Exhibit L**, does not provide for cumulative voting. In fact, Article Ninth, Section (h) of the Certificate expressly provides that the right to cumulate votes shall not exist with respect to director elections. Consequently, the adoption of cumulative voting would require an amendment to the Certificate.

Insofar as the John Chevedden Proposal intends to recommend that the Board take steps necessary to adopt cumulative voting by any method other than an amendment to the Certificate, the John Chevedden Proposal would, if implemented, cause the Company to violate Section 214 of the DGCL. The Staff has previously concurred in the exclusion of a shareholder proposal under Rule 14a-8(i)(2) when the proposal requested that a company's board of directors adopt cumulative voting either as a bylaw or as a long-term policy, rather than as an amendment to the corporation's certificate of incorporation. *See AT&T Inc.*, SEC No-Action Letter, 2006 SEC No-Act. LEXIS 138 (Feb. 7, 2006).

Insofar as the John Chevedden Proposal contemplates an amendment to the Certificate, Section 242 of the DGCL requires board and shareholder approval to amend the Certificate. A company's board cannot evade this joint approval requirement by attempting to amend the certificate of incorporation without seeking shareholder approval.[14] The Board must adopt a resolution setting forth the amendment proposed, declare the advisability of the amendment and call a meeting at which the stockholders affirmatively vote in favor of the amendment in accordance with Section 242. *See Stroud v. Grace, 606 A.2d 75, 93 (Del. 1992).*

We recognize that the Commission recently stated in Staff Legal Bulletin No. 14D ("SLB 14D") dated November 7, 2008, Question B, that it does not believe there to be a basis to exclude a proposal under Rule 14a-8(i)(2) or Rule 14a-8(i)(6) if the proposal provides that the board of directors "take the steps necessary" to amend the company's charter. Based on the Delaware Law Opinion and the Company's own analysis, the Company respectfully disagrees with the

[14] For example, a board cannot evade this joint approval requirement by amending the bylaws to provide for a rule contrary to the certificate of incorporation. Indeed, Delaware law expressly prohibits adoption of bylaws that contradict a corporation's certificate of incorporation. See 8 Del. Code § 109(b) ("The bylaws may contain any provision, *not inconsistent with law or with the certificate of incorporation*, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.") (Emphasis added).

conclusion of SLB 14D insofar as this guidance relates to a Delaware corporation. Under Delaware law, the "steps necessary" to amend the Certificate cannot be completed by unilateral board action.



Further, the "steps necessary" to amend the Certificate include the requirement that no amendment be submitted for stockholder adoption unless the Board has determined, in the exercise of its fiduciary duties, that such amendment is "advisable." As explained in the Delaware Law Opinion, the stockholders cannot mandate the Board to determine the advisability of an amendment to the Certificate because the Board is required to make its own independent determination in this regard. The Board could not commit to implement the Proposal because doing so would result in the Board's abdication of its fiduciary duty under Delaware law. *See* the Delaware Law Opinion at 5.

As discussed in the Delaware Law Opinion, the Delaware Supreme Court recently invalidated "a stockholder-proposed bylaw that would have required the board to pay a dissident stockholder's proxy expenses for running a successful 'short slate,' because the bylaw limited the directors' exercise of 'their fiduciary duty to decide whether or not it would be appropriate, in a specific case, to award reimbursement at all.'" *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008). In CA, the Court stated that it had "previously invalidated contracts that would require a board to act or not act in such a fashion that would limit the exercise of their fiduciary duties." *Id.* at 238. The Delaware Law Opinion also points to an analogous context in which directors must recommend action to stockholders — the approval of mergers under Section 251 of the DGCL. DGCL Section 251, like DGCL Section 242(b), requires a declaration of advisability by a corporation's board. As stated in the Delaware Law Opinion, "Delaware courts have consistently held that directors who abdicate their duty to determine the advisability of a merger agreement prior to submitting the agreement for stockholder action breach their fiduciary duties under Delaware law." Further, the Delaware Law Opinion states that "a board of directors of a Delaware corporation cannot even delegate the power to determine the advisability of an amendment to its certificate of incorporation to a *committee of directors* under Section 141(c) of the [DGCL]" (emphasis added). Requiring the Board to "put" the John Chevedden Proposal to the Corporation's stockholders would therefore violate the Board's fiduciary duty to determine whether an amendment to the Certificate implementing cumulative voting is advisable and in the best interests of the Corporation and its stockholders.

Based on the foregoing, the John Chevedden Proposal, if implemented, would cause the Company to violate Delaware law and may, therefore, properly be excluded under Rule 14a-8(i)(2).



B. The John Chevedden Proposal May Be Omitted Because the Company Lacks the Power To Implement It

The John Chevedden Proposal may also be omitted from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(6) because the Company lacks the authority to implement it.[15] As described more fully in the Delaware Law Opinion, there is no action the Board can lawfully take to implement the John Chevedden Proposal.

The Staff has consistently stated that, if implementing a shareholder proposal would result in the violation of law, the proposal may be excluded pursuant to Rule 14a-8(i)(6) as beyond the power and authority of a company. *See, e.g., Burlington Resources Inc., SEC No-Action Letter, 2003 WL 354930* (Feb. 7, 2003) (proposal to require the board of directors to amend the certificate of incorporation without subsequent shareholder approval excluded as beyond the power and authority of the company to implement because implementation would violate Delaware law); *Xerox Corp., SEC No-Action Letter, 2004 WL 351809* (Feb. 23, 2004) (proposal to require the board of directors to amend the certificate of incorporation without subsequent shareholder approval excluded as beyond the power and authority of the company to implement because implementation would violate New York law).

The Company's Board does not have the power and authority to "take steps necessary" to unilaterally amend the Certificate to remove the restrictions on cumulative voting and adopt cumulative voting for director elections. In accordance with the DGCL and the Certificate, an amendment to the Certificate to implement the John Chevedden Proposal may only be legally accomplished after the Board has adopted the amendment, declared it advisable and then submitted it to the shareholders for adoption. The Board has no power or authority to effect the John Chevedden Proposal absent the requisite shareholder vote. Accordingly, the John Chevedden Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(6).

IV. JOHN CHEVEDDEN SHOULD NOT BE PERMITTED TO REVISE HIS PROPOSAL

We recognize that the Staff will, on occasion, permit proponents to revise their proposals to correct problems that are "minor in nature and do not alter the substance of the proposal."[16] However, the Company asks the Staff to

15 *See* 17 C.F.R. § 240.14a-8(i)(6) (permitting a company to exclude a proposal if "the company would lack the power or authority to implement" such proposal).

16 *See* Staff Bulletin 14B Section E(1).

decline to grant Mr. Chevedden an opportunity to correct the errors in his proposal. The John Chevedden Proposal contains at least two fundamental flaws:



- The John Chevedden Proposal fails to identify with clarity whether it intends for cumulative voting to apply solely to a contested election, solely to an uncontested election, or to both a contested election and an uncontested election; and
- The John Chevedden Proposal either fails to recognize that cumulative voting may only be adopted by an amendment to a corporation's certificate of incorporation or ignores the fact that the Board alone cannot take steps necessary "adopt cumulative voting" because bilateral board and stockholder action is necessary to amend a certificate of incorporation under Delaware law.

The Company's position is that the inherent flaws in the John Chevedden Proposal are extensive and fundamental to the subject matter of the proposal. Correcting them would require a change in the substance of the John Chevedden Proposal.

As the Division of Corporation Finance has stated, "no-action requests regarding proposals or supporting statements that have obvious deficiencies in terms of accuracy, clarity or relevance" are "not beneficial to all participants in the process and divert resources away from analyzing core issues arising under Rule 14a-8 that are matters of interest to companies and shareholders alike." Legal Bulletin 14 Section E. Because the John Chevedden Proposal would require extensive revisions in order to comply with Rule 14a-8, the Company requests that the Staff agree that the John Chevedden Proposal should be excluded from the 2009 Proxy Materials entirely.

* * *

For the foregoing reasons, we believe the Proposals in their entirety may be omitted from the 2009 Proxy Materials and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposals are excluded.

Should you have any questions regarding any aspect of this matter or require any additional information, please call me at (312) 544-2802.



Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



Michael F. Lohr
Corporate Secretary

Enclosures

cc: John Chevedden

Exhibit A

[The John Chevedden Proposal]

Bukolt, Rebecca W

From:	olmsted [*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Wednesday, October 15, 2008 2:40 PM
To:	Pacioni, Mark R
Subject:	Rule 14a-8 Proposal (BA)
Attachments:	CCE00001.pdf



CCE00001.pdf (259 KB)

Please see the attachment.

Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***   *** FISMA & OMB Memorandum M-07-16 ***

Mr. W. James McNerney
Chairman
The Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606
PH: 312-544-2000
FX: 312 544-2082

Rule 14a-8 Proposal

Dear Mr. McNerney,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,



John Chevedden

October 15, 2008
Date

cc: Michael F. Lohr
Corporate Secretary
PH: 312-544-2803
FX: 312-544-2829
Mark Pacioni <Mark.R.Pacioni@boeing.com>
PH: 312-544-2821
FX: 312-544-2084

[BA: Rule 14a-8 Proposal, October 15, 2008]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board take steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

Statement of John Chevedden

Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and 2008. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has also recommend a yes-vote for proposals on this topic.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Cumulative voting also encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. It is not necessarily intended that a would-be acquirer materialize, however that very possibility represents a powerful incentive for improved management of our company.

The merits of this Cumulative Voting proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "D" in Board Effectiveness – Previous rating "B."
  - "Very High Concern" in CEO pay – $19 million.
  - "High Governance Risk Assessment."
- Our CEO, James McNerney, received the following sums in addition to his $19 million:
  - $89,000 for a generator.
  - $100,000 for financial consulting.
  - $267,000 for life insurance.
- We did not have an Independent Board Chairman – Independence concern.
- Plus we did not have a Lead Director called for in our bylaws.
- Our CEO came directly from 3M with a board rated "F" by The Corporate Library during his tenure.
- Boeing director Edward Liddy also served on the 3M board with Mr. McNerney.
- Mr. Liddy may be overextended with his new responsibilities at American International Group (AIG).

Additionally:

- Our board approved efforts to exclude this well-established proposal topic of Cumulative Voting from our 2008 ballots in *The Boeing Company* (February 20, 2008) based on one phrase our board claimed was missing.
- John Biggs of our Audit Committee was designated as an "Accelerated Vesting" director by The Corporate Library due to his involvement with a board that sped up the vesting of stock options in order to avoid recognizing the related cost.
- We had no shareholder right to:
  - Cumulative voting.

Act by written consent.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Cumulative Voting
Yes on 3

Notes:

Sponsor: John Chevedden, *** FISMA & OMB Memorandum M-07-16 ***

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

Bukolt, Rebecca W

From:	olmsted [*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Monday, November 10, 2008 9:06 PM
To:	Pacioni, Mark R
Subject:	Rule 14a-8 Proposal (BA) CUV
Attachments:	CCE00005.pdf



CCE00005.pdf (276 KB)

Mr. Pacioni,
Please see the attachment.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. W. James McNerney
Chairman
The Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606
PH: 312-544-2000
FX: 312 544-2082

NOV. 10, 2008 UPDATE

Rule 14a-8 Proposal

Dear Mr. McNerney,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,



John Chevedden

October 15, 2008
Date

cc: Michael F. Lohr
Corporate Secretary
PH: 312-544-2803
FX: 312-544-2829
Mark Pacioni <Mark.R.Pacioni@boeing.com>
PH: 312-544-2821
FX: 312-544-2084

[BA: Rule 14a-8 Proposal, October 15, 2008, Updated November 10, 2008]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board take steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

Statement of John Chevedden

Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and 2008. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has also recommend a yes-vote for proposals on this topic.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Cumulative voting also encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. It is not necessarily intended that a would-be acquirer materialize, however that very possibility represents a powerful incentive for improved management of our company.

The merits of this Cumulative Voting proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "D" in Board Effectiveness – Down from the previous rating of "B."
  - "High Governance Risk Assessment."
  - "Very High Concern" in CEO pay – $19 million.
- Our CEO, James McNerney, received pay of:
  - $89,000 for a generator.
  - $100,000 for financial consulting.
  - $267,000 for life insurance.
- Our CEO came directly from 3M with a board rated "F" by The Corporate Library during his tenure.
- Our directors made sure that we could not vote on this established topic of Cumulative Voting at our 2008 annual meeting. Reference: *The Boeing Company* (February 20, 2008) no action letter available through SECnet http://secnet.cch.com.
- John Biggs of our Audit Committee was designated as an "Accelerated Vesting" director by The Corporate Library due to his involvement with speeding up the vesting of stock options in order to avoid recognizing the related cost.
- We did not have a shareholder right to:
  - An Independent Board Chairman.
  - A Lead Director called for in our bylaws.
  - Cumulative voting.
  - Act by written consent.
- Our board should take the initiative in adopting the above topics rather than abdicate to shareholders the initiative to introduce proposals for these improvements.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Cumulative Voting
Yes on 3

Notes:
Sponsor: John Chevedden, *** FISMA & OMB Memorandum M-07-16 ***

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Exhibit B

[The Ray Chevedden Proposal]

Bukolt, Rebecca W

From:	olmsted [*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Monday, October 20, 2008 9:03 PM
To:	Pacioni, Mark R
Subject:	Rule 14a-8 Proposal (BA)
Attachments:	CCE00004.pdf



CCE00004.pdf (275 KB)

Please see the attachment.

Sincerely,
John Chevedden

GA

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Mr. W. James McNerney
Chairman
The Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606
PH: 312-544-2000
FX: 312 544-2082

Rule 14a-8 Proposal

Dear Mr. McNerney,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Ray T. Chevedden 10-19-08
Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401
Shareholder

cc: Michael F. Lohr
Corporate Secretary
PH: 312-544-2803
FX: 312-544-2829
Mark Pacioni <Mark.R.Pacioni@boeing.com>
PH: 312-544-2821
FX: 312-544-2084

[BA: Rule 14a-8 Proposal, October 20, 2008]

3 – Shareholder Say on Executive Pay

RESOLVED, that shareholders request our board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table and the accompanying narrative disclosure of material factors provided to understand the Summary Compensation Table (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any named executive officers.

Statement of Ray T. Chevedden

Investors are increasingly concerned about mushrooming executive pay especially when it is insufficiently linked to performance. In 2008, shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions averaged 43% in favor, with ten votes over 50%, demonstrating strong shareholder support.

To date eight companies have agreed to an Advisory Vote, including Verizon, MBIA, H&R Block, Blockbuster, and Tech Data. TIAA-CREF, the country's largest pension fund, has successfully utilized the Advisory Vote twice.

RiskMetrics Group, an influential proxy voting service, recommends votes in favor, noting: "An advisory vote on executive compensation is another step forward in enhancing board accountability."

"There should be no doubt that executive compensation lies at the root of the current financial crisis," wrote Paul Hodgson, a senior research associate with The Corporate Library an independent investment research firm. "There is a direct link between the behaviors that led to this financial collapse and the short-term compensation programs so common in financial services companies that rewarded short-term gains and short-term stock price increases with extremely generous pay levels."

Nell Minow said, "If the board can't get executive compensation right, it's been shown it won't get anything else right either."

Shareholders at Wachovia and Merrill Lynch did not support 2008 "Say on Pay" ballot proposals. Now these shareholders don't have much of a say on anything.

The Corporate Library (TCL) www.thecorporatelibrary.com rated our company "Very High Concern" in CEO pay – $19 million. Our CEO, James McNerney, also received the following sums in addition to his $19 million:

$89,000 for a generator.
$100,000 for financial consulting.
$267,000 for life insurance.

Meanwhile our executive pay committee was dominated by current or former CEOs who can have a peer tendency toward higher CEO pay:

John McDonnell	A former CEO and insider-related.
John Bryson	A former CEO and current director at Disney (DIS) rated "D" by TCL.

Edward Liddy — Current CEO of American International Group (AIG) and director at 3M Company (MMM) rated "D" by TCL

Finally Kenneth Duberstein of our executive pay committee also served on the executive pay committees of Travelers Companies (TRV) and Mack-Cali Realty (CLI) both rated "High Concern" in executive pay.

I urge our board to allow shareholders to express their opinion about senior executive compensation through an Advisory Vote:

Shareholder Say on Executive Pay –
Yes on 3

Notes:
Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

Bukolt, Rebecca W

.·. ›m:	olmsted [*** FISMA & OMB Memorandum M-07-16 ***
.ıt:	Tuesday, November 11, 2008 12:26 AM
To:	Pacioni, Mark R
Subject:	Rule 14a-8 Proposal (BA) VEP
Attachments:	CCE00009.pdf



CCE00009.pdf (288 KB)

Mr. Pacioni,
Please see the attachment.
Sincerely,
John Chevedden

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Mr. W. James McNerney
Chairman
The Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606
PH: 312-544-2000
FX: 312 544-2082

NOV. 10, 2008 UPDATE

Rule 14a-8 Proposal

Dear Mr. McNerney,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Ray T. Chevedden 10-19-08
Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401
Shareholder

cc: Michael F. Lohr
Corporate Secretary
PH: 312-544-2803
FX: 312-544-2829
Mark Pacioni <Mark.R.Pacioni@boeing.com>
PH: 312-544-2821
FX: 312-544-2084

[BA: Rule 14a-8 Proposal, October 20, 2008, Updated November 10, 2008]

3 – Shareholder Say on Executive Pay

RESOLVED, that shareholders request our board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table and the accompanying narrative disclosure of material factors provided to understand the Summary Compensation Table (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any named executive officers.

Statement of Ray T. Chevedden

Investors are increasingly concerned about mushrooming executive pay especially when it is insufficiently linked to performance. In 2008, shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions averaged 43% in favor, with ten votes over 50%, demonstrating strong shareholder support.

To date eight companies have agreed to an Advisory Vote, including Verizon, MBIA, H&R Block, Blockbuster, and Tech Data. TIAA-CREF, the country's largest pension fund, has successfully utilized the Advisory Vote twice.

RiskMetrics Group, an influential proxy voting service, recommends votes in favor, noting: "An advisory vote on executive compensation is another step forward in enhancing board accountability."

"There should be no doubt that executive compensation lies at the root of the current financial crisis," wrote Paul Hodgson, a senior research associate with The Corporate Library an independent investment research firm. "There is a direct link between the behaviors that led to this financial collapse and the short-term compensation programs so common in financial services companies that rewarded short-term gains and short-term stock price increases with extremely generous pay levels."

Nell Minow said, "If the board can't get executive compensation right, it's been shown it won't get anything else right either."

Shareholders at Wachovia and Merrill Lynch did not support 2008 "Say on Pay" ballot proposals. Now these shareholders don't have much of a say on anything.

The Corporate Library www.thecorporatelibrary.com rated our company "Very High Concern" in CEO pay – $19 million. Our CEO, James McNerney, even received pay of:

$89,000 for a generator.
$100,000 for financial consulting.
$267,000 for life insurance.

Meanwhile our executive pay committee was dominated by current or former CEOs who can have a peer tendency toward higher CEO pay:

John McDonnell	A former CEO and insider-related.
John Bryson	A former CEO and current director at Disney (DIS) rated "D" by The Corporate Library.
Edward Liddy	CEO of American International Group (AIG) and a director at 3M Company (MMM) rated "D" by The Corporate Library.

Finally Kenneth Duberstein of our executive pay committee also served on the executive pay committees of Travelers Companies (TRV) and Mack-Cali Realty (CLI) both rated "High Concern" in executive pay.

I urge our board to allow shareholders to express their opinion about senior executive compensation through an Advisory Vote:

Shareholder Say on Executive Pay –
Yes on 3

Notes:
Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Exhibit C

[The Watt Proposal]

Bukolt, Rebecca W

From:	olmsted [*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Wednesday, November 12, 2008 11:23 PM
To:	Pacioni, Mark R
Subject:	Rule 14a-8 Proposal (BA) LD
Attachments:	CCE00006.pdf



CCE00006.pdf (222 KB)

Mr. Pacioni,
Please see the attachment.
Sincerely,
John Chevedden

David Watt

*** FISMA & OMB Memorandum M-07-16 ***

Mr. W. James McNerney
Chairman
The Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606
PH: 312-544-2000
FX: 312 544-2082

Rule 14a-8 Proposal

Dear Mr. McNerney,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,



David Watt

10-24-08
Date

cc: Michael F. Lohr
Corporate Secretary
PH: 312-544-2803
FX: 312-544-2829
Mark Pacioni <Mark.R.Pacioni@boeing.com>
PH: 312-544-2821
FX: 312-544-2084

[BA: Rule 14a-8 Proposal, November 12, 2008]

3 – Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

Statement of David Watt

A key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including our CEO. An Independent Lead Director with clearly delineated duties can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

Please encourage our board to respond positively to this proposal and establish a Lead Director position in our bylaws to protect shareholders' interests:

Independent Lead Director –
Yes on 3

Notes:
David Watt, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Exhibit D

[Procedural Defect Letter re the John Chevedden Proposal dated October 31, 2008]

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596
Telephone: 312-544-2000

October 31, 2008

VIA OVERNIGHT COURIER

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***



Re: Shareholder Proposal Regarding Cumulative Voting

Dear Mr. Chevedden:

We have received the following shareholder proposals from you, which were submitted for inclusion in our 2009 proxy statement:

1. Cumulative Voting (received October 15, 2008)

2. Shareholder Say on Executive Pay (received October 20, 2008)

We believe that you have submitted more than one proposal. Under Proxy Rule 14a-8(c), a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Therefore, please notify us as to which of the above proposals you wish to withdraw.

Your response must be postmarked or transmitted electronically within 14 days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). If you do not advise me in a timely manner regarding which of the above proposals you wish to withdraw, we intend to omit both proposals from our 2009 proxy statement in accordance with the rules of the Securities and Exchange Commission. For your reference, I have enclosed a copy of Proxy Rule 14a-8 with this letter. Please address your response to me at the address on this letter. Alternatively, you may transmit your response by facsimile to me at (312) 544-2829.

Sincerely yours,

Mark R. Pacioni

Mark R. Pacioni
Assistant Corporate Secretary and
Counsel

Enclosure

Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007]

Exhibit E

[Procedural Defect Letter re the Ray Chevedden Proposal dated October 31, 2008]

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596
Telephone: 312-544-2000



October 31, 2008

VIA OVERNIGHT COURIER

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal Regarding Shareholder Say on Executive Pay

Dear Mr. Chevedden:

We have received the following shareholder proposals from you, which were submitted for inclusion in our 2009 proxy statement:

1. Cumulative Voting (received October 15, 2008)

2. Shareholder Say on Executive Pay (received October 20, 2008)

We believe that you have submitted more than one proposal. Under Proxy Rule 14a-8(c), a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Therefore, please notify us as to which of the above proposals you wish to withdraw.

As requested in the letter from Mr. Ray T. Chevedden dated October 19, 2008, we are addressing this correspondence to you rather than Mr. Ray T. Chevedden.

Your response must be postmarked or transmitted electronically within 14 days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). If you do not advise me in a timely manner regarding which of the above proposals you wish to withdraw, we intend to omit both proposals from our 2009 proxy statement in accordance with the rules of the Securities and Exchange Commission. For your reference, I have enclosed a copy of Proxy Rule 14a-8 with this letter. Please address your response to me at the address on this letter. Alternatively, you may transmit your response by facsimile to me at (312) 544-2829.

Sincerely yours,

Mark R. Pacioni
Assistant Corporate Secretary and Counsel

Enclosure

Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter) or 10–QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007]

Exhibit F

[Procedural Defect Letter re the Watt Proposal dated November 25, 2008]

Nemeth, Elizabeth A

From: Nemeth, Elizabeth A
Sent: Tuesday, November 25, 2008 3:20 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Shareholder Proposal - The Boeing Company

Attachments: Deficiency Letter.pdf

Mr. Chevedden,

I have attached a copy of a letter that I am sending tonight by courier for delivery tomorrow regarding your recent shareholder proposals to The Boeing Company.

Elizabeth Nemeth
Chief Counsel, Securities, Finance and Governance
The Boeing Company



Deficiency Letter.pdf (6 MB)

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596
Telephone: 312-544-2000

November 25, 2008

VIA EMAIL and OVERNIGHT COURIER

John Chevedden



*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal Regarding Independent Lead Director

Dear Mr. Chevedden:

The Boeing Company (the "Company") has received the following shareholder proposals from you, which were submitted for inclusion in the Company's 2009 proxy statement:

1. Cumulative Voting (received October 15, 2008);
2. Shareholder Say on Executive Pay (received October 20, 2008); and
3. Independent Lead Director (received November 12, 2008).

The letter we received from you by email on November 12, 2008 regarding an Independent Lead Director was signed by Mr. David Watt. Mr. Watt indicated in his letter that all correspondence regarding this proposal should be directed to your attention.

Based on the three proposals listed above, we believe that you have submitted more than one proposal. Rule 14a-8, promulgated under the Securities Exchange Act of 1934, as amended, sets forth certain requirements regarding the submission of shareholder proposals. Under Rule 14a-8(c), a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Therefore, please notify us as to which two of the above proposals you wish to withdraw.

This letter is also intended to notify you that we have not received sufficient proof that Mr. Watt, the person on whose shareholdings you are basing your Lead Director proposal, has continuously held at least $2,000 in market value of the Company's common stock for at least one year as of the date the proposal was submitted, as required by Rule 14a-8(b). Our search of the database of the Company's registered shareholders shows that Mr. Watt is not a registered or record shareholder. As such, Rule 14a-8(b)(2) requires that Mr. Watt, as a non-registered shareholder or "beneficial holder," demonstrate his eligibility regarding this shareholder proposal by submitting to us either (a) a written statement from the "record holder" (usually a bank or broker) verifying that he has continuously held the requisite number of securities for at least one year prior to the time the proposal was submitted or (b) a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms.



reflecting his requisite ownership as of or before the date on which the one-year eligibility period begins and a written statement from him that he has continuously held the requisite number of shares for the one year period as of the date of the statement. Please furnish the required proof of ownership. Your response must be postmarked or transmitted electronically with the appropriate documentation within 14 days of receipt of this letter, the response timeline imposed by Rule 14a-8(f). Additionally, if you do not advise me in timely manner regarding which of the above proposals you wish to withdraw, the Company intends to omit all three proposals from the Company's 2009 proxy statement. For your reference, I have enclosed a copy of Rule 14a-8 with this letter.

Please address your response to me at the address on this letter. Alternatively, you may transmit your response by facsimile to me at (312) 544-2829. Should you have any questions, you may reach me at (312) 544-2832.

Finally, please note that this letter in no manner waives any of the Company's rights to exclude the proposed business set forth in any of your letters from consideration at the Company's 2009 Annual Meeting of Shareholders for any reason under applicable law, including any of the bases for exclusion enumerated in Rule 14a-8(i), the General Corporation Law of the State of Delaware or the Company's By-Laws.

Sincerely yours,

Elizabeth A. Nemeth
Chief Counsel, Securities, Finance and Governance

Cc: David Watt

*** FISMA & OMB Memorandum M-07-16 ***

(via Overnight Delivery)

Enclosure

TITLE 17 -- COMMODITY AND SECURITIES EXCHANGES
CHAPTER II -- SECURITIES AND EXCHANGE COMMISSION
PART 240 -- GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934
SUBPART A -- RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934
REGULATION 14A: SOLICITATIONS OF PROXIES

17 CFR 240.14a-8

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous

year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your

proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) Conflicts with company's proposal: If the proposal directly conflicts with

one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable

authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to

include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

HISTORY: [*48 FR 38222*, Aug. 23, 1983, as amended at *50 FR 48181*, Nov. 22, 1985; *51 FR 42062*, Nov. 20, 1986; *52 FR 21936*, June 10, 1987; *52 FR 48983*, Dec. 29, 1987; *63 FR 29106*, *29119*, May 28, 1998, as corrected at *63 FR 50622*, *50623*, Sept. 22, 1998; *72 FR 4148*, *4168*, Jan. 29, 2007; *72 FR 70450*, *70456*, Dec. 11, 2007; *73 FR 934*, *977*, Jan. 4, 2008]

Exhibit G

[Additional Correspondence re the John Chevedden Proposal]

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596
Telephone: 312-544-2000

October 17, 2008

VIA OVERNIGHT COURIER

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***



Re: Shareholder Proposal Regarding Cumulative Voting

Dear Mr. Chevedden:

On Wednesday, October 15, 2008, we received your shareholder proposal regarding cumulative voting.

The purpose of this letter is to notify you that we have not received sufficient proof that you have continuously held at least $2,000 in market value of The Boeing Company's common stock for at least one year as of the date you submitted the proposal, as required by Proxy Rule 14a-8(b).

Our search of the database of our registered shareholders shows that you are not a registered shareholder. Proxy Rule 14a-8(b)(2) requires that you, as a non-registered shareholder or "beneficial holder," demonstrate your eligibility to submit a shareholder proposal by submitting to us a written statement from the "record holder" (usually a banker or broker) verifying that you have continuously held the requisite number of securities for at least one year prior to the time you submitted the proposal.

Your response must be postmarked or transmitted electronically with the appropriate documentation within 14 days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). For your reference, I have enclosed a copy of Proxy Rule 14a-8 with this letter. Please address your response to me at the address on this letter. Alternatively, you may transmit your response by facsimile to me at (312) 544-2829.

Sincerely yours,

Mark R Pacioni

Mark R. Pacioni
Assistant Corporate Secretary and Counsel

Enclosure

Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter) or 10–QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007]

Bukolt, Rebecca W

m:	olmsted [*** FISMA & OMB Memorandum M-07-16 ***
ــnt:	Friday, October 31, 2008 4:50 PM
To:	Pacioni, Mark R
Cc:	Lohr, Michael F
Subject:	*Rule 14a-8 Broker Letter (BA)* CUV
Attachments:	CCE00005.pdf



CCE00005.pdf (62 KB)

Dear Mr. Pacioni, Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden



DISCOUNT BROKERS

Date: 30 October 2008

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1500 shares of American Express; having held at least two thousand dollars worth of the above mentioned security since the following date: 9/19/01, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-30-08	# of pages ▶
To Stephen Norman	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 212-640-0135	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Bukolt, Rebecca W

n:	olmsted [*** FISMA & OMB Memorandum M-07-16 ***
..it:	Friday, October 31, 2008 4:52 PM
To:	Pacioni, Mark R
Cc:	Lohr, Michael F
Subject:	Rule 14a-8 Broker Letter (BA) CUV
Attachments:	CCE00004.pdf



CCE00004.pdf (61 KB)

Dear Mr. Pacioni, Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

National Financial Services, LLC
Operations and Services Group
500 SALEM STREET OS2S, SMITHFIELD, RI 02917

October 31, 2008

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

I am responding to a request Fidelity Investments received from Mr. John Chevedden regarding verification of his holdings in the Boeing Company (BA) and Honeywell International Incorporated (HON).

Please accept this letter as confirmation that Mr. Chevedden has continuously held 100.000 shares of each security in his accounts with Fidelity Investments since July 1, 2007.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,



George Stasinopoulos
Client Services Specialist

Our File: W038957-31OCT08

Post-it® Fax Note 7671	Date 10-31-08	# of pages ▶
To Mark Pacioni	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 312-544-2829	Fax #	

Clearing, custody or other brokerage services may be provided by National Financial Services LLC or Fidelity Brokerage Services LLC, Members NYSE, SIPC

Fidelity INVESTMENTS

Bukolt, Rebecca W

m:	olmsted [*** FISMA & OMB Memorandum M-07-16 ***
..nt:	Tuesday, November 11, 2008 12:20 AM
To:	CFLETTERS@SEC.GOV
Cc:	Pacioni, Mark R
Subject:	Rule 14a-8: Disregard of The Boeing Company (February 20, 2008)by The Boeing Company (BA)
Attachments:	CCE00008.pdf



CCE00008.pdf (191 KB)

Please see the attachment.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

November 10, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Disregard of *The Boeing Company* (February 20, 2008) by The Boeing Company (BA)

Ladies and Gentlemen:

The attached company letter is evidence that the company is disregarding *The Boeing Company* (February 20, 2008). Furthermore the company produces no reason to disregard *The Boeing Company* (February 20, 2008).

The Boeing Company (February 20, 2008) addressed rule 14a-8(c) concerning certain shareholder proposals submitted to The Boeing Company and The Boeing Company October 31, 2008 letter cited a contrary position on rule 14a-8(c) without citing any new reason.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden
Mark Pacioni <Mark.R.Pacioni@boeing.com>

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596
Telephone: 312-544-2000



October 31, 2008

VIA OVERNIGHT COURIER

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal Regarding Cumulative Voting

Dear Mr. Chevedden:

We have received the following shareholder proposals from you, which were submitted for inclusion in our 2009 proxy statement:

1. Cumulative Voting (received October 15, 2008)

2. Shareholder Say on Executive Pay (received October 20, 2008)

We believe that you have submitted more than one proposal. Under Proxy Rule 14a-8(c), a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Therefore, please notify us as to which of the above proposals you wish to withdraw.

Your response must be postmarked or transmitted electronically within 14 days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). If you do not advise me in a timely manner regarding which of the above proposals you wish to withdraw, we intend to omit both proposals from our 2009 proxy statement in accordance with the rules of the Securities and Exchange Commission. For your reference, I have enclosed a copy of Proxy Rule 14a-8 with this letter. Please address your response to me at the address on this letter. Alternatively, you may transmit your response by facsimile to me at (312) 544-2829.

Sincerely yours,

Mark R. Pacioni

Mark R. Pacioni
Assistant Corporate Secretary and Counsel

Enclosure

February 20, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 21, 2007

The first proposal recommends that the board adopt cumulative voting. The second proposal relates to director independence. The third proposal relates to an advisory resolution on compensation. The fourth proposal relates to equity compensation.

There appears to be some basis for your view that Boeing may exclude the first proposal under rules 14a-8(i)(2) and 14a-8(i)(6). We note that in the opinion of your counsel, implementation of the proposal would cause Boeing to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the first proposal from its proxy materials in reliance upon rules 14a-8(i)(2) and 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission of the first proposal upon which Boeing relies.

We are unable to concur in your view that Boeing may the second proposal under rule 14a-8(c). Accordingly, we do not believe Boeing may omit the second proposal from its proxy materials in reliance upon rule 14a-8(c).

We are unable to concur in your view that Boeing may the third proposal under rule 14a-8(c). Accordingly, we do not believe Boeing may omit the third proposal from its proxy materials in reliance upon rule 14a-8(c).

We are unable to concur in your view that Boeing may the fourth proposal under rule 14a-8(c). Accordingly, we do not believe Boeing may omit the fourth proposal from its proxy materials in reliance upon rule 14a-8(c).

Sincerely,



Craig Slivka
Attorney-Adviser

Bukolt, Rebecca W

ɔm:	olmsted [*** FISMA & OMB Memorandum M-07-16 ***
ɔnt:	Wednesday, November 12, 2008 10:32 PM
To:	Pacioni, Mark R
Subject:	The Boeing Company (February 20, 2008)

Mr. Pacioni,
The company has no support for the belief referred to in the company October 31, 2008 letter. This is particularly egregious because this belief contradicts The Boeing Company (February 20, 2008). There can be no foundation to act on such an unsupported belief.

The cumulative voting proposal was submitted by John Chevedden and the Shareholder Say on Pay Proposal was submitted by Ray T. Chevedden.
Sincerely,
John Chevedden

cc: Ray T. Chevedden

Nemeth, Elizabeth A

¨om:	olmsted [*** FISMA & OMB Memorandum M-07-16 ***
ent:	Friday, December 05, 2008 11:26 PM
To:	Nemeth, Elizabeth A
Subject:	The Boeing Company (February 20, 2008) and the proposal submittedby David Watt n'

Dear Ms. Nemeth,
In regard to the company November 25, 2008 letter, each company shareholder who signed a rule 14a-8 proposal submittal letter submitted one proposal each.

Please advise in one business day the no action precedent that the company is relying upon that would overturn the 2008 no action precedents on this issue which seem to be consistent with no action precedents for a number of years. In other words is there any support for the November 25, 2008 company request. Please advise in one business day.
Sincerely,
John Chevedden

------ Forwarded Message
(No Boeing reply)
From: olmsted < *** FISMA & OMB Memorandum M-07-16 ***
Date: Wed, 12 Nov 2008 20:32:11 -0800
To: Mark Pacioni <Mark.R.Pacioni@boeing.com>
Subject: The Boeing Company (February 20, 2008)

Mr. Pacioni,
The company has no support for the belief referred to in the company October 31, 2008 letter. This is particularly egregious because this belief contradicts The Boeing Company (February 20, 2008). There can be no foundation to act on such an unsupported belief.

.ne cumulative voting proposal was submitted by John Chevedden and the Shareholder Say on Pay Proposal was submitted by Ray T. Chevedden.
Sincerely,
John Chevedden

cc: Ray T. Chevedden

Exhibit H

[Additional Correspondence re the Ray Chevedden Proposal]

Bukolt, Rebecca W

m:	olmsted [*** FISMA & OMB Memorandum M-07-16 ***
nt:	Tuesday, November 11, 2008 12:20 AM
To:	CFLETTERS@SEC.GOV
Cc:	Pacioni, Mark R
Subject:	Rule 14a-8: Disregard of The Boeing Company (February 20, 2008)by The Boeing Company (BA)
Attachments:	CCE00008.pdf



CCE00008.pdf (191 KB)

Please see the attachment.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

November 10, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Disregard of *The Boeing Company* (February 20, 2008) by The Boeing Company (BA)

Ladies and Gentlemen:

The attached company letter is evidence that the company is disregarding *The Boeing Company* (February 20, 2008). Furthermore the company produces no reason to disregard *The Boeing Company* (February 20, 2008).

The Boeing Company (February 20, 2008) addressed rule 14a-8(c) concerning certain shareholder proposals submitted to The Boeing Company and The Boeing Company October 31, 2008 letter cited a contrary position on rule 14a-8(c) without citing any new reason.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden
Mark Pacioni <Mark.R.Pacioni@boeing.com>

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596
Telephone: 312-544-2000



October 31, 2008

VIA OVERNIGHT COURIER

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: **Shareholder Proposal Regarding Cumulative Voting**

Dear Mr. Chevedden:

We have received the following shareholder proposals from you, which were submitted for inclusion in our 2009 proxy statement:

1. Cumulative Voting (received October 15, 2008)

2. Shareholder Say on Executive Pay (received October 20, 2008)

We believe that you have submitted more than one proposal. Under Proxy Rule 14a-8(c), a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Therefore, please notify us as to which of the above proposals you wish to withdraw.

Your response must be postmarked or transmitted electronically within 14 days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). If you do not advise me in a timely manner regarding which of the above proposals you wish to withdraw, we intend to omit both proposals from our 2009 proxy statement in accordance with the rules of the Securities and Exchange Commission. For your reference, I have enclosed a copy of Proxy Rule 14a-8 with this letter. Please address your response to me at the address on this letter. Alternatively, you may transmit your response by facsimile to me at (312) 544-2829.

Sincerely yours,

Mark R. Pacioni

Mark R. Pacioni
Assistant Corporate Secretary and
Counsel

Enclosure

February 20, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 21, 2007

The first proposal recommends that the board adopt cumulative voting. The second proposal relates to director independence. The third proposal relates to an advisory resolution on compensation. The fourth proposal relates to equity compensation.

There appears to be some basis for your view that Boeing may exclude the first proposal under rules 14a-8(i)(2) and 14a-8(i)(6). We note that in the opinion of your counsel, implementation of the proposal would cause Boeing to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the first proposal from its proxy materials in reliance upon rules 14a-8(i)(2) and 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission of the first proposal upon which Boeing relies.

We are unable to concur in your view that Boeing may the second proposal under rule 14a-8(c). Accordingly, we do not believe Boeing may omit the second proposal from its proxy materials in reliance upon rule 14a-8(c).

We are unable to concur in your view that Boeing may the third proposal under rule 14a-8(c). Accordingly, we do not believe Boeing may omit the third proposal from its proxy materials in reliance upon rule 14a-8(c).

We are unable to concur in your view that Boeing may the fourth proposal under rule 14a-8(c). Accordingly, we do not believe Boeing may omit the fourth proposal from its proxy materials in reliance upon rule 14a-8(c).

Sincerely,



Craig Slivka
Attorney-Adviser

Bukolt, Rebecca W

ɔm:	olmsted | *** FISMA & OMB Memorandum M-07-16 ***
:nt:	Wednesday, November 12, 2008 10:32 PM
To:	Pacioni, Mark R
Subject:	The Boeing Company (February 20, 2008)

Mr. Pacioni,
The company has no support for the belief referred to in the company October 31, 2008 letter. This is particularly egregious because this belief contradicts The Boeing Company (February 20, 2008). There can be no foundation to act on such an unsupported belief.

The cumulative voting proposal was submitted by John Chevedden and the Shareholder Say on Pay Proposal was submitted by Ray T. Chevedden.
Sincerely,
John Chevedden

cc: Ray T. Chevedden

Nemeth, Elizabeth A

˙·om:	olmsted | *** FISMA & OMB Memorandum M-07-16 ***
.ent:	Friday, December 05, 2008 11:26 PM
To:	Nemeth, Elizabeth A
Subject:	The Boeing Company (February 20, 2008) and the proposal submittedby David Watt n'

Dear Ms. Nemeth,
In regard to the company November 25, 2008 letter, each company shareholder who signed a rule 14a-8 proposal submittal letter submitted one proposal each.

Please advise in one business day the no action precedent that the company is relying upon that would overturn the 2008 no action precedents on this issue which seem to be consistent with no action precedents for a number of years. In other words is there any support for the November 25, 2008 company request. Please advise in one business day.
Sincerely,
John Chevedden

------ Forwarded Message
(No Boeing reply)
From: olmsted < *** FISMA & OMB Memorandum M-07-16 ***
Date: Wed, 12 Nov 2008 20:32:11 -0800
To: Mark Pacioni <Mark.R.Pacioni@boeing.com>
Subject: The Boeing Company (February 20, 2008)

Mr. Pacioni,
The company has no support for the belief referred to in the company October 31, 2008 letter. This is particularly egregious because this belief contradicts The Boeing Company (February 20, 2008). There can be no foundation to act on such an unsupported belief.

..ie cumulative voting proposal was submitted by John Chevedden and the Shareholder Say on Pay Proposal was submitted by Ray T. Chevedden.
Sincerely,
John Chevedden

cc: Ray T. Chevedden

Exhibit I

[Additional Correspondence re the Watt Proposal]

Lohr, Michael F

'm:	olmsted [*** FISMA & OMB Memorandum M-07-16 ***
_nt:	Thursday, December 04, 2008 8:00 PM
To:	ZZPacioni, Mark R
Cc:	Lohr, Michael F
Subject:	Rule 14a-8 Broker Letter (BA) LD, David Watt Proposal
Attachments:	CCE00003.pdf



CCE00003.pdf (47 KB)

Dear Mr. Pacioni, Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

charles SCHWAB

Redmond Branch
8862 161st Ave NE Ste 106 Redmond WA 98052
tel (800) 435 4000

November 26, 2008

Re: Account Number *** FISMA & OMB Memorandum M-07-16 ***

DAVID R WATT

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Watt,

This is to confirm that you currently hold over 200 shares of the Boeing Company (BA) stock in your account and that you have continuously held these shares since before October 1, 2000.

If you require any further information please contact us at 800-435-4000.

Thank you.

Cordially,



Scott Raney
Client Services Specialist
Charles Schwab & Co., Inc.

Post-it® Fax Note 7671	Date 12-4-08 # of pages ▶
To Mark Pacioni	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 312-544-2829	Fax #

Nemeth, Elizabeth A

ɔm:	olmsted | *** FISMA & OMB Memorandum M-07-16 ***
ɹnt:	Friday, December 05, 2008 10:26 PM
To:	Nemeth, Elizabeth A
Subject:	Rule 14a-8 Broker Letter (BA) LD, David Watt Proposal
Attachments:	CCE00003.pdf



CCE00003.pdf (47 KB)

Dear Ms. Nemeth, Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

charles SCHWAB

Redmond Branch
8862 161st Ave NE Ste 106 Redmond WA 98052
tel (800) 435 4000

November 26, 2008

Re: Account Number *** FISMA & OMB Memorandum M-07-16 ***

DAVID R WATT

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Watt,

This is to confirm that you currently hold over 200 shares of the Boeing Company (BA) stock in your account and that you have continuously held these shares since before October 1, 2000.

If you require any further information please contact us at 800-435-4000.

Thank you.

Cordially,



Scott Raney
Client Services Specialist
Charles Schwab & Co., Inc.

Post-it® Fax Note 7671	Date 12-4-08	# of pages ▸
To Mark Paccioni	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 312-544-2829	Fax #	

Nemeth, Elizabeth A

··om:	olmsted | *** FISMA & OMB Memorandum M-07-16 ***
.ent:	Friday, December 05, 2008 11:26 PM
To:	Nemeth, Elizabeth A
Subject:	The Boeing Company (February 20, 2008) and the proposal submittedby David Watt n'

Dear Ms. Nemeth,
In regard to the company November 25, 2008 letter, each company shareholder who signed a rule 14a-8 proposal submittal letter submitted one proposal each.

Please advise in one business day the no action precedent that the company is relying upon that would overturn the 2008 no action precedents on this issue which seem to be consistent with no action precedents for a number of years. In other words is there any support for the November 25, 2008 company request. Please advise in one business day.
Sincerely,
John Chevedden

------ Forwarded Message
(No Boeing reply)
From: olmsted < *** FISMA & OMB Memorandum M-07-16 ***
Date: Wed, 12 Nov 2008 20:32:11 -0800
To: Mark Pacioni <Mark.R.Pacioni@boeing.com>
Subject: The Boeing Company (February 20, 2008)

Mr. Pacioni,
The company has no support for the belief referred to in the company October 31, 2008 letter. This is particularly egregious because this belief contradicts The Boeing Company (February 20, 2008). There can be no foundation to act on such an unsupported belief.

..ie cumulative voting proposal was submitted by John Chevedden and the Shareholder Say on Pay Proposal was submitted by Ray T. Chevedden.
Sincerely,
John Chevedden

cc: Ray T. Chevedden

Exhibit J

[Bylaws of The Boeing Company]



The Boeing Company By-Laws

(as amended and restated December 15, 2008)

ARTICLE I
Stockholders' Meetings

Section 1 Annual Meetings

Section 2 Special Meetings

Section 3 Place of Meeting

Section 4 Notice of Meetings

Section 5 Waivers of Notice

Section 6 Quorum

Section 7 Proxies

I. 7.1 Appointment

II. 7.2 Delivery to Corporation; Duration

Section 8 Inspectors of Election

I. 8.1 Appointment

II. 8.2 Duties

III. 8.3 Determination of Proxy Validity

Section 9 Fixing the Record Date

I. 9.1 Meetings

II. 9.2 Consent to Corporate Action Without a Meeting

III. 9.3 Dividends, Distributions, and Other Rights

IV. 9.4 Voting List

Section 10 Action By Stockholders Without a Meeting

Section 11 Notice of Stockholder Business and Nominations; Required Vote for Directors; Director Qualification

I. 11.1 Notice of Stockholder Business and Nominations

- I. 11.1.A Annual Meeting of Stockholders
- II. 11.1.B Special Meeting of Stockholders

III. 11.1.C General

II. 11.2 Required Vote for Directors

II. 11.3 Director Qualification: Submission of Questionnaire, Representation and Agreement

Section 12 Notice to Corporation

ARTICLE II
Board of Directors

Section 1 Number and Term of Office

Section 2 Nomination and Election

I. 2.1 Nomination

II. 2.2 Election

Section 3 Place of Meeting

Section 4 Annual Meeting

Section 5 Stated Meetings

Section 6 Special Meetings

I. 6.1 Convenors and Notice

II. 6.2 Waiver of Notice

Section 7 Quorum and Manner of Acting

Section 8 Chairman of the Board

Section 9 Resignations

Section 10 Removal of Directors

Section 11 Filling of Vacancies Not Caused by Removal

Section 12 Directors' Fees

Section 13 Action Without a Meeting

ARTICLE III
Board of Directors Committees

Section 1 Audit Committee

Section 2 Other Committees

I. 2.1 Committee Powers

II. 2.2 Committee Members

Section 3 Quorum and Manner of Acting

ARTICLE IV
Officers and Agents:

Terms, Compensation, Removal, Vacancies

Section 1 Officers

Section 2 Term of Office

Section 3 Salaries of Elected Officers

Section 4 Bonuses

Section 5 Removal of Elected and Appointed Officers

Section 6 Vacancies

ARTICLE V
Officers' Duties and Powers

Section 1 Chairman of the Board

Section 2 President

Section 3 Chief Executive Officer

Section 4 Vice Presidents and Controller

Section 5 Secretary

Section 6 Treasurer

Section 7 Additional Powers and Duties

Section 8 Disaster Emergency Powers of Acting Officers

ARTICLE VI
Stock and Transfers of Stock

Section 1 Stock Certificates

Section 2 Transfer Agents and Registrars

Section 3 Transfers of Stock

Section 4 Lost Certificates

ARTICLE VII
Miscellaneous

Section 1 Fiscal Year

Section 2 (Repealed)

Section 3 Signing of Negotiable Instruments

Section 4 Indemnification of Directors and Officers

I. 4.1 Right to Indemnification

II. 4.2 Right of Indemnitee to Bring Suit

II. 4.3 Nonexclusivity of Rights

V. 4.4 Insurance, Contracts, and Funding

V. 4.5 Persons Serving Other Entities

'I. 4.6 Indemnification of Employees and Agents of the Corporation

II. 4.7 Procedures for the Submission of Claims

ARTICLE VIII
Amendments

Section 1 Amendment of the By Laws: General

Section 2 Amendments as to Compensation and Removal of Officers

ARTICLE I

Stockholders' Meetings

SECTION 1. **Annual Meetings.**
The annual meeting of stockholders shall be held on such date and at such time as the Board of Directors shall determine, for the election of directors and the transaction of such other business as may come before the meeting.

SECTION 2. **Special Meetings.**
A special meeting of stockholders may be called at any time by the Board of Directors, or by stockholders holding together at least twenty-five percent (25%) of the outstanding shares of stock entitled to vote, except as otherwise provided by statute or by the Certificate of Incorporation or any amendment thereto.

SECTION 3. **Place of Meeting.**
All meetings of the stockholders of the Corporation shall be held at such place or places, if any, within or without the State of Delaware as may from time to time be fixed by the Board of Directors or as shall be specified or fixed in the respective notices or waivers of notice thereof.

SECTION 4. **Notice of Meetings.**
Except as otherwise required by statute and as set forth below, notice of each annual or special meeting of stockholders shall be given to each stockholder of record entitled to vote at such meeting not less than thirty (30) nor more than sixty (60) (or the maximum number permitted by applicable law) days before the meeting date. If the Corporation has an Interested Stockholder as defined in Article EIGHTH of the Certificate of Incorporation, notice of each special meeting of stockholders shall be given to each stockholder of record entitled to vote at such meeting not less than fifty-five (55) nor more than sixty (60) (or the maximum number permitted by applicable law) days before the meeting date, unless the calling of such meeting is ratified by the affirmative vote of a majority of the Continuing Directors as defined in Article EIGHTH of the Certificate of Incorporation, in which case notice of such special meeting shall be given to each stockholder of record entitled to vote at such meeting not less than thirty (30) nor more than sixty (60) (or the maximum number permitted by applicable law) days before the meeting date. Such notice shall be given by delivering

to each stockholder a written or printed notice thereof either personally or by mailing such notice in a postage-prepaid envelope addressed to the stockholder's address as it appears on the stock books of the Corporation or by transmitting the notice to the stockholder in any other manner permitted by Delaware law. Except as otherwise required by statute, no publication of any notice of a meeting of stockholders shall be required. Every notice of a meeting of stockholders shall state the place, if any (or the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person), date, and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Notices are deemed given (i) if by mail, when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation, or, if a stockholder shall have filed with the Secretary a written request that notices to such stockholder be mailed to some other address, then directed to such stockholder at such other address; (ii) if by facsimile, when directed to a number at which the stockholder has consented to receive notice; (iii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive such notice; (iv) if by posting on an electronic network together with a separate notice to the stockholder of such specific posting, upon the later to occur of (A) such posting and (B) the giving of such separate notice of such posting; and (v) if by any other form of electronic transmission, when directed to the stockholder as required by law and, to the extent required by applicable law, in the manner consented to by the stockholder. An affidavit of the mailing or other means of giving any notice of any stockholders' meeting, executed by the Secretary, Assistant Corporate Secretary or any transfer agent of the Corporation giving the notice, shall be prima facie evidence of the giving of such notice. Notice shall be deemed to have been given to all stockholders of record who share an address if notice is given in accordance with the "householding" rules set forth in Rule 14a 3(e) under the Securities Exchange Act of 1934 (the "Exchange Act") and Section 233 of the Delaware General Corporation Law.

SECTION 5. **Waivers of Notice.**
Whenever any notice is required to be given to any stockholder under the provisions of these By-Laws, the Certificate of Incorporation, or the Delaware General Corporation Law, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. The attendance of a stockholder at a meeting, in person or by proxy, or waiver by electronic transmission, shall constitute a waiver of notice of such meeting, except when a stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 6. **Quorum.**
At all meetings of stockholders, except when otherwise provided by statute or by the Certificate of Incorporation or any amendment thereto, or by these By-Laws, the presence, in person or by proxy duly authorized, of the holders of one-third of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business; and except as otherwise provided by statute or rule of law, or by the Certificate of Incorporation or any amendment thereto, or by these By-Laws, the vote, in person or by proxy, of the holders of a majority of the shares constituting such quorum shall be binding upon all stockholders of the Corporation. In the absence of a quorum, a majority of

the shares present in person or by proxy and entitled to vote may adjourn any meeting, from time to time but not for a period of more than thirty (30) days at any one time, until a quorum shall attend. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally called. Unless otherwise provided by statute, no notice of an adjourned meeting need be given.

SECTION 7. **Proxies.**

7.1 **Appointment.**
Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy. Such authorization may be accomplished (a) by the stockholder or such stockholder's authorized officer, director, employee, or agent executing a writing or causing his or her signature to be affixed to such writing by any reasonable means, including facsimile signature, or (b) by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the intended holder of the proxy or to a proxy solicitation firm, proxy support service, or similar agent duly authorized by the intended proxy holder to receive such transmission; provided, that any such telegram, cablegram, or other electronic transmission must either set forth or be accompanied by information from which it can be determined that the telegram, cablegram, or other electronic transmission was authorized by the stockholder. Any copy, facsimile telecommunication, or other reliable reproduction of the writing or transmission by which a stockholder has authorized another person to act as proxy for such stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication, or other reproduction shall be a complete reproduction of the entire original writing or transmission.

7.2 **Delivery to Corporation; Duration.**
A proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting or the delivery to the Corporation of the consent to corporate action in writing. A proxy shall become invalid three (3) years after the date of its execution, unless otherwise provided in the proxy. A proxy with respect to a specified meeting shall entitle the holder thereof to vote at any reconvened meeting following adjournment of such meeting but shall not be valid after the final adjournment thereof.

SECTION 8. **Inspectors of Election.**

8.1 **Appointment.**
In advance of any meeting of stockholders, the Board of Directors of the Corporation shall appoint one or more persons to act as inspectors of election at such meeting and to make a written report thereof. The Board of Directors may designate one or more persons to serve as alternate inspectors to serve in place of any inspector who is unable or fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chairman of such meeting shall appoint one or more persons to act as inspector at such meeting.

8.2 **Duties.**
The inspectors of election shall (a) ascertain the number of shares of the Corporation outstanding

and the voting power of each such share; (b) determine the shares represented at the meeting and the validity of proxies and ballots; (c) count all votes and ballots; (d) determine and retain for a reasonable period of time a record of the disposition of any challenges made to any determination by them; and (e) certify their determination of the number of shares represented at the meeting and their count of the votes and ballots. Each inspector shall, before entering upon the discharge of his or her duties, take and sign an oath to faithfully execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors may appoint or retain other persons or entities to assist them in the performance of their duties.

8.3 **Determination of Proxy Validity.**
The validity of any proxy or ballot executed for a meeting of stockholders shall be determined by the inspectors of election in accordance with the applicable provisions of the Delaware General Corporation Law as then in effect. In determining the validity of any proxy transmitted by telegram, cablegram, or other electronic transmission, the inspectors shall record in writing the information upon which they relied in making such determination.

SECTION 9. **Fixing the Record Date.**

9.1 **Meetings.**
For the purpose of determining stockholders entitled to notice of and to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall be not fewer than thirty (30) nor more than sixty (60) (or the maximum number permitted by applicable law) days before the date of such meeting. If the Corporation has an Interested Stockholder as defined in Article EIGHTH of the Certificate of Incorporation, the record date for each special meeting of stockholders shall be not fewer than fifty-five (55) nor more than sixty (60) (or the maximum number permitted by applicable law) days before the meeting date, unless the calling of such meeting is ratified by the affirmative vote of a majority of the Continuing Directors, as defined in Article EIGHTH of the Certificate of Incorporation. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of and to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

9.2 **Consent to Corporate Action Without a Meeting.**
For the purpose of determining the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) (or the maximum number permitted by applicable law) days after the date on which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when

no prior action by the Board of Directors is required by Chapter 1 of the Delaware General Corporation Law as now or hereafter amended, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the records of proceedings of meetings of stockholders. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by Chapter 1 of the Delaware General Corporation Law as now or hereafter amended, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

9.3 **Dividends, Distributions, and Other Rights.**
For the purpose of determining the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) (or the maximum number permitted by applicable law) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

9.4. **Voting List.**
At least ten (10) days before each meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting shall be made, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. This list shall be open to examination by any stockholder, for any purpose germane to the meeting, for a period of ten (10) days prior to the meeting, either (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting, or (ii) during ordinary business hours at the principal place of business of the Corporation. The list shall also be produced and kept at such meeting for inspection by any stockholder who is present.

SECTION 10. **Action by Stockholders Without a Meeting.**
Subject to the provisions of Article NINTH of the Certificate of Incorporation, any action which could be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, are (a) signed by the holders of outstanding stock having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and (b) delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the records of proceedings of meetings of stockholders. Delivery made to the Corporation's registered office shall be by hand or by certified

mail or registered mail, return receipt requested. Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless written consents signed by a sufficient number of stockholders to take such action are delivered to the Corporation, in the manner required by this Section, within sixty (60) (or the maximum number permitted by applicable law) days of the date of the earliest dated consent delivered to the Corporation in the manner required by this Section 10. The validity of any consent executed by a proxy for a stockholder pursuant to a telegram, cablegram, or other means of electronic transmission transmitted to such proxy holder by or upon the authorization of the stockholder shall be determined by or at the direction of the Secretary of the Corporation. A written record of the information upon which the person making such determination relied shall be made and kept in the records of the proceedings of the stockholders. Any such consent shall be inserted in the minute book as if it were the minutes of a meeting of stockholders. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

SECTION 11. **Notice of Nominations and Other Stockholder Business; Required Vote for Directors; Director Qualification.**

11.1 **Notice of Nominations and Other Stockholder Business.**
Annual Meetings of Stockholders.

1. Nominations of persons for election to the Board of Directors and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders (a) as specified in the Corporation's notice of meeting (or any supplement thereto); (b) by or at the direction of the Board of Directors or any committee thereof; or (c) by any stockholder of the Corporation who (i) was a stockholder of record at the time the notice provided for in this By-Law is delivered to the Secretary of the Corporation, (ii) is entitled to vote at the meeting, and (iii) complies with the notice procedures set forth in this By-Law as to such nomination or other business; clause (c) shall be the exclusive means for a stockholder to make nominations or submit proposals for other business (other than matters properly brought under Rule 14a-8 under the Exchange Act and included in the Corporation's notice of meeting) before an annual meeting of stockholders.
2. Without qualification, for any nominations or any other business to be properly brought before an annual meeting by a stockholder pursuant to Section 11.1.A(1)(c), the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and any such proposed business (other than the nominations of persons for election to the Board of Directors) must constitute a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not earlier than the close of business on the one hundred and twentieth (120th) day and not later than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the stockholder to be timely must

be so delivered not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting and the tenth (10th) day following the day on which public announcement of the date of such annual meeting is first made by the Corporation. In no event shall the postponement of a meeting as to which notice has been sent to stockholders commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. To be in proper form, such stockholder's notice (whether given pursuant to this Section 11.1.A(2) or Section 11.1.B) to the Secretary of the Corporation must: (a) set forth, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal for other business is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, if any, (ii) (A) the class or series and number of shares of the Corporation which are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner, if any, (B) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of shares of the Corporation or otherwise (a "Derivative Instrument") directly or indirectly owned beneficially by such stockholder and such beneficial owner, if any, and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation, (C) any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder and such beneficial owner, if any, has a right to vote any shares of any security of the Corporation, (D) any short interest in any security of the Corporation (for purposes of this By-Law a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (E) any rights to dividends on the shares of the Corporation owned beneficially by such stockholder and such beneficial owner, if any, that are separated or separable from the underlying shares of the Corporation, (F) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder and such beneficial owner, if any, is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, and (G) any performance-related fees (other than an asset-based fee) that such stockholder and such beneficial owner, if any, is entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, all such information to be provided as of the date of such notice, including, without limitation, any such interests held by members of such stockholder's and such beneficial owner's, if any, immediate family sharing the same household (which information shall be supplemented by such stockholder and such beneficial owner, if any, not later than ten (10) days after the record date for the annual meeting to disclose such ownership as of the record date), (iii) any other information relating to such stockholder and beneficial owner, if any, that would be

required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal of other business and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, and (iv) a representation (A) that the stockholder is a holder of record of stock of the Corporation entitled to vote at such annual meeting and intends to appear in person or by proxy at the annual meeting to propose such business or nomination and (B) whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (y) otherwise to solicit proxies from stockholders in support of such proposal or nomination; (b) if the notice relates to any business other than the nomination of a director or directors that the stockholder proposes to bring before the annual meeting, set forth (i) a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these By-Laws, the language of the proposed amendment), the reasons for conducting such business at the annual meeting and any material interest of such stockholder and beneficial owner, if any, in such business and (ii) a description of all agreements, arrangements, and understandings between such stockholder and beneficial owner, if any, and their respective affiliates and associates, and any other person or persons (including their names) acting in concert therewith in connection with the proposal of such business by such stockholder; (c) set forth, as to each person, if any, whom the stockholder proposes to nominate for election or reelection to the Board of Directors (i) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act, (ii) such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected and a statement whether such person, if elected, intends to tender, promptly following such person's election or reelection, an irrevocable resignation effective upon such person's failure to receive the required vote for reelection at the next meeting at which such person would face reelection and upon acceptance of such resignation by the Board of Directors, and (iii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three (3) years, and any other material relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or any other person or persons (including their names) acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or any other person or persons (including their names) acting in concert therewith, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert

therewith, were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant; and (d) with respect to each nominee for election or reelection to the Board of Directors, include the completed and signed questionnaire, representation and agreement required by Section 11.3. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee.

3. Notwithstanding anything in the second sentence of Section 11.1.A(2) to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased effective at the annual meeting and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least one hundred (100) days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this By-Law shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

B. Special Meetings of Stockholders.

Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the special meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting at which directors are to be elected pursuant to the Corporation's notice of special meeting (a) by or at the direction of the Board of Directors or any committee thereof or stockholders pursuant to Article 1, Section 2 hereof, or (b) provided that the Board of Directors or stockholders pursuant to Article 1, Section 2 hereof has determined that directors shall be elected at such special meeting, by any stockholder of the Corporation who (i) is a stockholder of record at the time the notice provided for in this By-Law is delivered to the Secretary of the Corporation and at the time of the special meeting, (ii) is entitled to vote at the special meeting, and (iii) complies with the notice procedures set forth in this By-Law as to such nomination. In the event the Corporation calls a special meeting for the purpose of electing one or more directors to the Board of Directors, any such stockholder may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation's notice of meeting, if the stockholder's notice required by Section 11.1.A(2) (including the completed and signed questionnaire, representation and agreement required by Section 11.3) shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not earlier than the close of business on the one hundred and twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting and the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such special meeting. In no event shall the postponement of a special meeting as to which notice has been sent to stockholders commence a new time period (or

extend any time period) for the giving of a stockholder's notice as described above.

C. General.

1. Only such persons who are nominated in accordance with the procedures set forth in this By-Law shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this By-Law. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, the chairman of the meeting shall have the power and duty (a) to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this By-Law (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder's nominee or proposal in compliance with such stockholder's representation as required by Section 11.1.A(2)(a)(iv)) and (b) if any proposed nomination or business was not made or proposed in compliance with this By-Law, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this By-Law, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this By-Law, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager, or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the annual or special meeting and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the annual or special meetingFor purposes of this By-Law, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press, or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.
2. Notwithstanding the foregoing provisions of this By-Law, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this By-Law; provided, however, that any references in these By-Laws to the Exchange Act are not intended to and shall not limit the requirements applicable to any nominations or proposals as to any other business to be considered pursuant to this By-Law (including Section 11.1A(1)(c) or Section 11.1B). Nothing in this By-Law shall be deemed to affect any rights (a) of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or (b) of the holders of any series of Preferred Stock

if and to the extent provided for under law, the Certificate of Incorporation, or these By-Laws.

11.2 **Required Vote for Directors.**
A nominee for director shall be elected to the Board of Directors if the votes cast for such nominee's election exceed the votes cast against such nominee's election; provided, however, that the directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the Secretary of the Corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the advance notice requirements for stockholder nominees for director set forth in Section 11.1 of this By-law and (ii) such nomination has not been withdrawn by such stockholder on or prior to the tenth day preceding the date the Corporation first mails its notice of meeting for such meeting to stockholders. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee. Votes cast shall exclude abstentions with respect to that director's election.

11.3 **Director Qualification: Submission of Questionnaire, Representation, and Agreement.**
To be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Section 11.1) to the Secretary of the Corporation at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary of the Corporation upon written request), that such person (a) is not and will not become a party to (i) any agreement, arrangement, or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation or (ii) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law; (b) is not and will not become a party to any agreement, arrangement, or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with service or action as a director that has not been disclosed therein; and (c) in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

SECTION 12. **Notice to Corporation.**
Any written notice required to be delivered by a stockholder to the Corporation pursuant to Section 11.1 of this Article I or Section 2.1 of Article II of these By-Laws must be given, either by personal delivery or by registered or certified mail, postage prepaid, to the Secretary of the Corporation at the Corporation's executive offices in the City of Chicago, State of Illinois.

ARTICLE II

Board of Directors

SECTION 1. **Number and Term of Office.**
The number of directors shall be nine (9), but the number may be increased, or decreased to not less than three (3), from time to time, either by the directors by adoption of a resolution to such effect or by the stockholders by amendment of these By-Laws in accordance with Article VIII. At each annual meeting of stockholders, each director shall be elected to hold office until the next annual meeting or until his or her successor shall be elected and qualified or until his or her earlier resignation or removal.

SECTION 2. **Nomination and Election.**

2.1 **Nomination.**
Only persons who are nominated in accordance with Article I, Section 11 of these By-Laws shall be eligible for election as directors.

2.2 **Election.**
At each election of directors by stockholders, the persons who are elected in accordance with Article I, Section 11 of these By-Laws shall be the directors.

SECTION 3. **Place of Meeting.**
Meetings of the Board of Directors, or of any committee thereof, may be held either within or without the State of Delaware.

SECTION 4. **Annual Meeting.**
Each year the Board of Directors shall meet in connection with the annual meeting of stockholders for the purpose of electing officers and for the transaction of other business. No notice of such annual meeting is required. Such annual meeting may be held at any other time or place which shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors, or in a consent and waiver of notice thereof, signed by all the directors.

SECTION 5. **Stated Meetings.**
The Board of Directors may, by resolution adopted by affirmative vote of a majority of the whole Board of Directors, from time to time appoint the time and place for holding stated meetings of the Board of Directors, if by it deemed advisable; and such stated meetings shall thereupon be held at the time and place so appointed, without the giving of any special notice with regard thereto. In case the day appointed for a stated meeting shall fall upon a legal holiday, such meeting shall be held on the next following day, not a legal holiday, at the regularly appointed hour. Except as otherwise provided in these By-Laws, any and all business may be transacted at any stated meeting.

SECTION 6. **Special Meetings.**

6.1 **Convenors and Notice.**
Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board of Directors or any two (2) directors. Notice of a special meeting of the Board of Directors, stating the place, day, and hour of the meeting, shall be given to each director in writing (by mail, wire, facsimile, or personal delivery) or orally (by telephone or in person).

6.2 **Waiver of Notice.**
With respect to a special meeting of the Board of Directors, a written waiver, signed by a director, or waiver by electronic transmission, shall be deemed equivalent to notice to that director. A director's attendance at a meeting shall constitute that director's waiver of notice of such meeting, except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the waiver of notice of such meeting.

SECTION 7. **Quorum and Manner of Acting.**
Except as herein otherwise provided, forty percent (40%) of the total number of directors fixed by or in the manner provided in these By-Laws at the time of any stated or special meeting of the Board of Directors or, if vacancies exist on the Board of Directors, forty percent (40%) of such number of directors then in office; provided, however, that such number may not be less than one-third of the total number of directors fixed by or in the manner provided in these By-Laws, shall constitute a quorum for the transaction of business; and, except as otherwise required by statute or by the Certificate of Incorporation or any amendment thereto, or by these By-Laws, the act of a majority of the directors present at any such meeting at which a quorum is present shall be the act of the Board of Directors. In the absence of a quorum, a majority of the directors present may adjourn any meeting, from time to time, until a quorum is present. No notice of any adjourned meeting need be given.

SECTION 8. **Chairman of the Board.**
The Chairman of the Board shall preside, when present, at all meetings of the Board of Directors, except as otherwise provided by law.

SECTION 9. **Resignations.**
Any director of the Corporation may resign at any time by giving written notice or notice by electronic transmission thereof to the Secretary of the Corporation. Such resignation shall take effect at the time specified therefor or if the time is not specified, upon delivery thereof; and, unless otherwise specified with respect thereto, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 10. **Removal of Directors.**
Any directors may be removed with or without cause by the affirmative vote of the holders of record of a majority of the outstanding shares of stock entitled to vote, at a meeting of stockholders called for that purpose; and the vacancy on the Board of Directors caused by any such removal may be filled by the stockholders at such meeting or at any subsequent meeting.

SECTION 11. **Filling of Vacancies Not Caused by Removal.**
In case of any increase in the number of directors, or of any vacancy created by death or resignation, the additional director or directors may be elected or, as the case may be, the vacancy or vacancies may be filled, either (a) by the Board of Directors at any meeting, (i) if the Corporation has an Interested Stockholder as defined in Article EIGHTH of the Certificate of Incorporation, by the affirmative vote of a majority of the Continuing Directors, as defined in Article EIGHTH of the

Certificate of Incorporation, or (ii) if the Corporation does not have an Interested Stockholder, by the affirmative vote of a majority of the remaining directors, though less than a quorum or (b) by the stockholders entitled to vote, either at an annual meeting or at a special meeting thereof called for that purpose, by the affirmative vote of a majority of the outstanding shares entitled to vote at such meeting.

SECTION 12. **Directors' Fees.**
The Board of Directors shall have authority to determine from time to time the amount of compensation that shall be paid to its members for attendance at meetings of the Board of Directors or of any committee of the Board of Directors.

SECTION 13. **Action Without a Meeting.**
Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

ARTICLE III

Board of Directors Committees

SECTION 1. **Audit Committee.**
In addition to any committees appointed pursuant to Section 2 of this Article, there shall be an Audit Committee, appointed annually by the Board of Directors, consisting of at least three (3) directors who are not members of management. It shall be the responsibility of the Audit Committee to review the scope and results of the annual independent audit of books and records of the Corporation and its subsidiaries and to discharge such other responsibilities as may from time to time be assigned to it by the Board of Directors. The Audit Committee shall meet at such times and places as the members deem advisable, and shall make such recommendations to the Board of Directors as they consider appropriate.

SECTION 2. **Other Committees.**

2.1 **Committee Powers.** The Board of Directors may appoint standing or temporary committees and invest such committees with such powers as it may see fit, with power to subdelegate such powers if deemed desirable by the Board of Directors; but no such committee shall have the power or authority of the Board of Directors to adopt, amend, or repeal these By-Laws or approve, adopt, or recommend to the stockholders of the Corporation any action or matter expressly required by the Certificate of Incorporation, these By-Laws or the Delaware General Corporation Law to be submitted to stockholders for approval.

2.2 **Committee Members.** The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board

of Directors to act at the meeting in the place of any such absent or disqualified member.

SECTION 3. **Quorum and Manner of Acting.**
A majority of the number of directors composing any committee of the Board of Directors, as established and fixed by resolution of the Board of Directors, shall constitute a quorum for the transaction of business at any meeting of such committee but, if less than a majority are present at a meeting, a majority of such directors present may adjourn the meeting from time to time without further notice. The act of a majority of the members of a committee present at a meeting at which a quorum is present shall be the act of such committee.

ARTICLE IV

Officers and Agents: Terms, Compensation, Removal, Vacancies

SECTION 1. **Officers.**
The elected officers of the Corporation shall be a Chairman of the Board of Directors (who shall be a director) and, at the discretion of the Board of Directors, a President (who shall be a director), and one or more Vice Presidents (each of whom may be assigned by the Board of Directors or the Chief Executive Officer an additional title descriptive of the functions assigned to such officer and one or more of whom may be designated Executive or Senior Vice President). The Board of Directors may also elect one or more Vice Chairmen. The Board of Directors shall also designate either the Chairman of the Board of Directors or the President as the Chief Executive Officer of the Corporation. The Board of Directors shall appoint a Controller, a Secretary, and a Treasurer. Any number of offices, whether elective or appointive, may be held by the same person. The Chief Executive Officer may, by a writing filed with the Secretary, designate titles as officers for employees and agents and appoint Assistant Secretaries and Assistant Treasurers as, from time to time, may appear to be necessary or advisable in the conduct of the affairs of the Corporation and may, in the same manner, terminate or change such titles.

SECTION 2. **Term of Office.**
So far as practicable, all elected officers shall be elected at the annual meeting of the Board of Directors in each year, and shall hold office until the annual meeting of the Board of Directors in the next subsequent year and until their respective successors are chosen. The Controller, Secretary, and Treasurer shall hold office at the pleasure of the Board of Directors.

SECTION 3. **Salaries of Elected Officers.**
The salaries paid to the elected officers of the Corporation shall be authorized or approved by the Board of Directors.

SECTION 4. **Bonuses.**
None of the officers, directors, or employees of the Corporation or any of its subsidiary corporations shall at any time be paid any bonus or share in the earnings or profits of the Corporation or any of its subsidiary corporations except pursuant to a plan approved by affirmative vote of two-thirds of the members of the Board of Directors.

SECTION 5. **Removal of Elected and Appointed Officers.**

Any elected or appointed officer may be removed at any time, either for or without cause, by affirmative vote of a majority of the whole Board of Directors, at any meeting called for the purpose.

SECTION 6. **Vacancies.**
If any vacancy occurs in any office, the Board of Directors may elect or appoint a successor to fill such vacancy for the remainder of the term.

ARTICLE V

Officers' Duties and Powers

SECTION 1. **Chairman of the Board.**
The Chairman of the Board of Directors shall preside, when present, at all meetings of the stockholders (except as otherwise provided by statute) and at all meetings of the Board of Directors. The Chairman shall have general power to execute bonds, deeds, and contracts in the name of the Corporation; to affix the corporate seal; to sign stock certificates; and to perform such other duties and services as shall be assigned to or required of the Chairman by the Board of Directors.

SECTION 2. **President.**
The President shall have general power to execute bonds, deeds, and contracts in the name of the Corporation and to affix the corporate seal; to sign stock certificates; during the absence or disability of the Chairman of the Board of Directors, to exercise the Chairman's powers and to perform the Chairman's duties; and to perform such other duties and services as shall be assigned to or required of the President by the Board of Directors; provided, that if the office of President is vacant, the Chairman shall exercise the duties ordinarily exercised by the President until such time as a President is elected or appointed.

SECTION 3. **Chief Executive Officer.**
The officer designated by the Board of Directors as the Chief Executive Officer of the Corporation shall have general and active control of its business and affairs. The Chief Executive Officer shall have general power to appoint or designate all employees and agents of the Corporation whose appointment or designation is not otherwise provided for and to fix the compensation thereof, subject to the provisions of these By-Laws; to remove or suspend any employee or agent who shall not have been elected or appointed by the Board of Directors or other body; to suspend for cause any employee, agent, or officer, other than an elected officer, pending final action by the body which shall have appointed such employee, agent, or officer; and to exercise all the powers usually pertaining to the office held by the Chief Executive Officer of a corporation.

SECTION 4. **Vice Presidents and Controller.**
The several Vice Presidents and the Controller shall perform all such duties and services as shall be assigned to or required of them, from time to time, by the Board of Directors or the Chief Executive Officer, respectively.

SECTION 5. **Secretary.**
The Secretary shall attend to the giving of notice of all meetings of stockholders and of the Board of

Directors and shall keep and attest true records of all such proceedings. The Secretary shall have charge of the corporate seal and have authority to attest any and all instruments or writings to which the same may be affixed and shall keep and account for all books, documents, papers, and records of the Corporation relating to its corporate organization. The Secretary shall have authority to sign stock certificates and shall generally perform all the duties usually appertaining to the office of secretary of a corporation. In the absence of the Secretary, an Assistant Secretary or Secretary pro tempore shall perform the duties of the Secretary.

SECTION 6. **Treasurer.**
The Treasurer shall have the care and custody of all moneys, funds, and securities of the Corporation, and shall deposit or cause to be deposited all funds of the Corporation in accordance with directions or authorizations of the Board of Directors or the Chief Executive Officer. The Treasurer shall have power to sign stock certificates, to indorse for deposit or collection, or otherwise, all checks, drafts, notes, bills of exchange, or other commercial paper payable to the Corporation, and to give proper receipts or discharges therefor. In the absence of the Treasurer, an Assistant Treasurer shall perform the duties of the Treasurer.

SECTION 7. **Additional Powers and Duties.**
In addition to the foregoing especially enumerated duties and powers, the several officers of the Corporation shall perform such other duties and exercise such further powers as may be provided in these By-Laws or as the Board of Directors may from time to time determine, or as may be assigned to them by any superior officer.

SECTION 8. **Disaster Emergency Powers of Acting Officers.**
If, as a result of a disaster or other state of emergency, the Chief Executive Officer is unable to perform the duties of that office, (a) the powers and duties of the Chief Executive Officer shall be performed by the employee with the highest base salary who shall be available and capable of performing such powers and duties and, if more than one such employee has the same base salary, by the employee whose surname begins with the earliest letter of the alphabet among the group of those employees with the same base salary; (b) the officer performing such duties shall continue to perform such powers and duties until the Chief Executive Officer becomes capable of performing those duties or until the Board of Directors shall have elected a new Chief Executive Officer or designated another individual as Acting Chief Executive Officer; (c) such officer shall have the power in addition to all other powers granted to the Chief Executive Officer by these By-Laws and by the Board of Directors to appoint an acting President, acting Vice President -- Finance, acting Controller, acting Secretary, and acting Treasurer, if any of the persons duly elected to any such office is not, by reason of such disaster or emergency, able to perform the duties of such office, each of such acting appointees to serve in such capacities until the officer for whom the appointee is acting becomes capable of performing the duties of such office or until the Board of Directors shall have designated another individual to perform such duties or have elected another person to fill such office; (d) any such acting officer so appointed shall be entitled to exercise all powers vested by these By-Laws or the Board of Directors in the duly elected officer for whom the acting officer is acting; and (e) anyone transacting business with the Corporation may rely upon a certification by any two (2) officers of the Corporation that a specified individual has succeeded to the powers of the Chief Executive Officer and that such person has appointed other acting officers as herein

provided and any person, firm, corporation, or other entity to which such certification has been delivered by such officers may continue to rely upon it until notified of a change in writing signed by two (2) officers of the Corporation.

ARTICLE VI

Stock and Transfers of Stock

SECTION 1. **Stock Certificates.**
The shares of the stock of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by certificate until such certificate is surrendered to the Corporation. Every holder of stock of the Corporation represented by a certificate shall be entitled to a certificate, signed by the Chairman of the Board of Directors or the President or a Vice President and the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, certifying the number of shares owned by the stockholder in the Corporation. Any and all of the signatures on a certificate may be a facsimile. If any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent, or registrar at the date of issue.

SECTION 2. **Transfer Agents and Registrars.**
The Board of Directors may, in its discretion, appoint responsible banks or trust companies in the Borough of Manhattan, in the City of New York, State of New York, and in such other city or cities as the Board of Directors may deem advisable, from time to time, to act as transfer agents and registrars of the stock of the Corporation; and, when such appointments shall have been made, no stock certificate shall be valid until countersigned by one of such transfer agents and registered by one of such registrars.

SECTION 3. **Transfers of Stock.**
Shares of stock may be transferred by delivery of the certificates therefor, accompanied either by an assignment in writing on the back of the certificates or by written power of attorney to sell, assign, and transfer the same, signed by the record holder thereof (or, with respect to uncertificated shares, by delivery of duly executed instructions or in any other manner permitted by law), but no transfer shall affect the right of the Corporation to pay any dividend upon the stock to the holder of record thereof, or to treat the holder of record as the holder in fact thereof for all purposes, and no transfer shall be valid, except between the parties thereto, until such transfer shall have been made upon the books of the Corporation.

SECTION 4. **Lost Certificates.**
The Board of Directors may provide for the issuance of new certificates of stock or uncertificated shares to replace certificates of stock lost, stolen, mutilated, or destroyed, or alleged to be lost, stolen, mutilated, or destroyed, upon such terms and in accordance with such procedures as the Board of Directors shall deem proper and prescribe.

ARTICLE VII

Miscellaneous

SECTION 1. **Fiscal Year.**
The fiscal year of the Corporation shall be the calendar year.

SECTION 2. (Repealed in its entirety by vote of the stockholders, May 5, 1975.)

SECTION 3. **Signing of Negotiable Instruments.**
All bills, notes, checks, or other instruments for the payment of money shall be signed or countersigned by such officer or officers and in such manner as from time to time may be prescribed by resolution (whether general or special) of the Board of Directors.

SECTION 4. **Indemnification of Directors and Officers.**

4.1. **Right to Indemnification.**
Each person who was or is made a party to or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any actual or threatened action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or officer of the Corporation or that, being or having been such a director or officer or an employee of the Corporation, he or she is or was serving at the request of an executive officer of the Corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as such a director, officer, employee, or agent or in any other capacity while serving as such a director, officer, employee, or agent, shall be indemnified and held harmless by the Corporation to the full extent permitted by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), or by other applicable law as then in effect, against all expense, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) actually and reasonably incurred or suffered by such indemnitee in connection therewith, and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the indemnitee's heirs, executors, and administrators; provided, however, that except as provided in Section 4.2 with respect to proceedings seeking to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized or ratified by the Board of Directors. The right to indemnification conferred in this Section 4.1 shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer or former director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee

benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section 4.1 or otherwise; and provided, further, that an advancement of expenses shall not be made if the Board of Directors makes a good faith determination that such payment would violate law or public policy.

4.2 **Right of Indemnitee to Bring Suit.**
If a claim under Section 4.1 is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be paid the expenses of prosecuting or defending such suit. The indemnitee shall be presumed to be entitled to indemnification under this Section 4 upon submission of a written claim (and, in an action brought to enforce a claim for an advancement of expenses, where the required undertaking has been tendered to the Corporation), and thereafter the Corporation shall have the burden of proof to overcome the presumption that the indemnitee is not so entitled. Neither the failure of the Corporation (including the Board of Directors, independent legal counsel, or the stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances, nor an actual determination by the Corporation (including the Board of Directors, independent legal counsel, or the stockholders) that the indemnitee is not entitled to indemnification shall be a defense to the suit or create a presumption that the indemnitee is not so entitled.

4.3 **Nonexclusivity of Rights.**
The rights to indemnification and to the advancement of expenses conferred in this Section 4 shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, provisions of the Certificate of Incorporation, these By-Laws, any agreement, vote of stockholders or disinterested directors, or otherwise. Neither any amendment to or repeal of this Section 4 or of any of the procedures established by the Board of Directors pursuant to Section 4.7, nor the adoption of any provision of the Certificate of Incorporation or these By-Laws, nor, to the fullest extent permitted by law, any modification of law, shall eliminate or reduce the effect of the right or protection of any indemnitee to indemnification and to the advancement of expenses in accordance with the provisions hereof and thereof with respect to any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any acts or omissions of such indemnitee occurring prior to such amendment or repeal.

4.4 **Insurance, Contracts, and Funding.**
The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee, or agent of the Corporation or another corporation, partnership, joint venture, trust, or other enterprise against any expense, liability, or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability, or loss under the Delaware General Corporation Law. The Corporation may, without further stockholder approval, enter into

contracts with any indemnitee in furtherance of the provisions of this Section 4 and may create a trust fund, grant a security interest, or use other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect indemnification as provided in this Section 4.

4.5 **Persons Serving Other Entities.**
Any person who is or was a director, officer, or employee of the Corporation who is or was serving (i) as a director or officer of another corporation of which a majority of the shares entitled to vote in the election of its directors is held by the Corporation or (ii) in an executive or management capacity in a partnership, joint venture, trust, or other enterprise of which the Corporation or a wholly owned subsidiary of the Corporation is a general partner or has a majority ownership shall be deemed to be so serving at the request of an executive officer of the Corporation and entitled to indemnification and advancement of expenses under Section 4.1.

4.6 **Indemnification of Employees and Agents of the Corporation.**
The Corporation may, by action of the Board of Directors, authorize one or more executive officers to grant rights to advancement of expenses to employees or agents of the Corporation on such terms and conditions as such officer or officers deem appropriate under the circumstances. The Corporation may, by action of the Board of Directors, grant rights to indemnification and advancement of expenses to employees or agents or groups of employees or agents of the Corporation with the same scope and effect as the provisions of this Section 4 with respect to the indemnification and advancement of expenses of directors and officers of the Corporation; provided, however, that an undertaking shall be made by an employee or agent only if required by the Board of Directors.

4.7 **Procedures for the Submission of Claims.**
The Board of Directors may establish reasonable procedures for the submission of claims for indemnification pursuant to this Section 4, determination of the entitlement of any person thereto, and review of any such determination. Such procedures shall be set forth in an appendix to these By-Laws and shall be deemed for all purposes to be a part hereof.

ARTICLE VIII

Amendments

SECTION 1. **Amendment of the By Laws: General.**
Except as herein otherwise expressly provided, the By-Laws of the Corporation may be altered or repealed in any particular and new By-Laws, not inconsistent with any provision of the Certificate of Incorporation or any provision of law, may be adopted, either by

A. the affirmative vote of the holders of record of a majority in number of the shares present in person or by proxy and entitled to vote at an annual meeting of stockholders or at a special meeting thereof, the notice of which special meeting shall include the form of the proposed alteration or repeal or of the proposed new By-Laws, or a summary thereof; or

B. either by

I. i the affirmative vote of a majority of the whole Board of Directors at any meeting thereof, or

II. ii the affirmative vote of all the directors present at any meeting at which a quorum, less than a majority, is present;

provided, in either of the latter cases, that the notice of such meeting shall include the form of the proposed alteration or repeal or of the proposed new By-Laws, or a summary thereof; and provided, further, that Article I, Section 11.2 of these By-Laws may be amended only as set forth in Section 1.A of this By-Law, except that any amendment required by law or necessary or desirable to cure an administrative or technical deficiency may be made as provided in Section 1.B of this By-Law.

SECTION 2. **Amendments as to Compensation and Removal of Officers.**
Notwithstanding anything contained in these By-Laws to the contrary, the affirmative vote of the holders of record of a majority of the Voting Stock, as defined in Article FOURTH of the Certificate of Incorporation, at a meeting of stockholders called for the purpose, shall be required to alter, amend, repeal, or adopt any provision inconsistent with Sections 3, 4 and 5 of Article IV of these By-Laws, notice of which meeting shall include the form of the proposed amendment, or a summary thereof.

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Exhibit K

[Delaware Law Opinion]

RICHARDS
LAYTON &
FINGER

December 17, 2008

The Boeing Company
100 N. Riverside MC 5003-1001
Chicago, IL 60606-1596

Re: Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

We have acted as special Delaware counsel to The Boeing Company, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by John Chevedden (the "Proponent") that the Proponent intends to present at the Company's 2009 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on May 5, 2006 (the "Certificate of Incorporation");

(ii) the By-Laws of the Company, as amended and restated on October 27, 2008 (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other

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document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal reads as follows:

> RESOLVED: Cumulative Voting. Shareholders recommend that our Board take steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

DISCUSSION

You have asked our opinion as to whether implementation of the Proposal would violate the General Corporation Law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law. The fact that the Proposal purports to be precatory does not affect our conclusions as contained herein.

Section 214 of the General Corporation Law addresses cumulative voting by stockholders of Delaware corporations and provides:

> The certificate of incorporation of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any 2 or more of them as such holder may see fit.

8 Del. C. § 214. Thus, Section 214 of the General Corporation Law provides that the certificate of incorporation of a Delaware corporation may provide the corporation's stockholders with cumulative voting rights in the election of directors. See, e.g., 1 Edward P. Welch et al., Folk on the Delaware General Corporation Law, § 214.1, at GCL-VII-127 (2008 Supp.) ("Section 214 permits a corporation to confer cumulative voting rights in its certificate of incorporation.").

The Company's Certificate of Incorporation does not provide for cumulative voting. In fact, the Certificate of Incorporation specifically provides in Article NINTH, Section (h) that "the right to cumulate votes in the election of directors shall not exist with respect to shares of stock of the Corporation." Because the Certificate of Incorporation specifically prohibits cumulative voting, there is no action that the Board of Directors of the Company (the "Board") can lawfully take to "adopt" cumulative voting. Any bylaw or policy adopted by a corporation's board of directors in violation of the corporation's certificate of incorporation is void. See 8 Del. C. § 109(b) (stating that bylaws may contain any provision "not inconsistent with law or with the certificate of incorporation"); see also Oberly v. Kirby, 592 A.2d 445, 458 n.6 (Del. 1991) ("a corporation's bylaws may never contradict its certificate of incorporation").

Implementation of the Proposal would require the Board to "take steps necessary to adopt cumulative voting." Because the Certificate of Incorporation expressly prohibits cumulative voting, the Board would be required to amend the Certificate of Incorporation to modify or eliminate Article NINTH, Section (h) thereof in order to implement the Proposal. Under the General Corporation Law, the Board may not unilaterally amend the Certificate of Incorporation because any such amendment to the Certificate of Incorporation could only be effected in accordance with Section 242 of the General Corporation Law. Section 242 of the General Corporation Law requires that any amendment to the certificate of incorporation be approved by the board of directors, declared advisable and then submitted to the stockholders for adoption thereby. Specifically, Section 242 provides:

> Every amendment [to the Certificate of Incorporation] . . . shall be made and effected in the following manner: (1) if the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. . . . If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title.

8 Del. C. § 242(b)(1). See also 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations § 8.10, at 8-13 (2007 Supp.) ("After the corporation has received payment for its stock an amendment of its certificate of incorporation is permitted only in accordance with Section 242 of the General Corporation Law."). Thus, implementation of the Proposal would require the Board to exceed its authority under the General Corporation Law.

Even if the Proposal were viewed as a request that the Board propose an amendment to the Certificate of Incorporation to adopt cumulative voting, the Company could not commit to implement the Proposal. Under the General Corporation Law, prior to submitting an amendment to the certificate of incorporation to the stockholders for adoption thereby, the board of directors must approve the amendment and declare it advisable. 8 Del. C. § 242(b). As the Court stated in Williams v. Geier, 671 A.2d 1368 (Del. 1996):

> Like the statutory scheme relating to mergers under 8 Del. C. § 251, it is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under 8 Del. C. § 242: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor. The stockholders may not act without prior board action.

Id. at 1381. See also Stroud v. Grace, 606 A.2d 75, 87 (Del. 1992) ("When a company seeks to amend its certificate of incorporation, Section 242(b)(1) requires the board to ... include a resolution declaring the advisability of the amendment ...."); Klang v. Smith's Food & Drug Ctrs., Inc., 1997 WL 257463, at *14 (Del. Ch. May 13, 1997), aff'd, 702 A.2d 150 (Del. 1997) ("Pursuant to 8 Del. C. § 242, amendment of a corporate certificate requires a board of directors to adopt a resolution which declares the advisability of the amendment and calls for a shareholder vote. Thereafter, in order for the amendment to take effect, a majority of outstanding stock must vote in its favor."); 2 David A. Drexler et al., Delaware Corporate Law & Practice, § 32.04, at 32-9 (2007) ("The board must duly adopt resolutions which (i) set forth the proposed amendment, (ii) declare its advisability, and (iii) either call a special meeting of stockholders to consider the proposed amendment or direct that the matter be placed on the agenda at the next annual meeting of stockholders. This sequence must be followed precisely."); 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, § 9.12, at 9-20 (2007 Supp.) ("Section 251(b) now parallels the requirement in Section 242, requiring that a board deem a proposed amendment to the certificate of incorporation to be 'advisable' before it can be submitted for a vote by stockholders."). Thus, Section 242 of the General Corporation Law not only precludes a board of directors from unilaterally amending the certificate of incorporation, but also imposes on a board of directors a statutory duty to determine that an amendment to the certificate of incorporation is advisable prior to submitting it for stockholder action.

Because a board of directors has a statutory duty to determine that an amendment to the certificate of incorporation is advisable prior to submitting it for stockholder action, the Board could not commit to implement the Proposal, as doing so would result in the Board's abdication of its fiduciary duty to determine whether the amendment is advisable. In an analogous context (approval of mergers under Section 251 of the General Corporation Law), the Delaware courts have addressed the consequences of a board's abdication of the duty to make an advisability determination when required by statute. Section 251 of the General Corporation Law requires a board of directors to declare a merger agreement advisable prior to submitting it for stockholder action,[1] just as Section 242(b) requires the board to declare an amendment to the certificate of incorporation advisable prior to submitting it for stockholder action. The Delaware courts have consistently held that directors who abdicate their duty to determine the advisability of a merger agreement prior to submitting the agreement for stockholder action breach their fiduciary duties under Delaware law. See, e.g., Nagy v. Bistricer, 770 A.2d 43, 62 (Del. Ch. 2000) (finding delegation by target directors to acquiring corporation of the power to set the amount of merger consideration to be received by its stockholders in a merger to be "inconsistent with the [] board's non-delegable duty to approve the [m]erger only if the [m]erger was in the best interests of [the corporation] and its stockholders.") (emphasis added); accord Jackson v. Turnbull, 1994 WL 174668 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (TABLE) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger approved pursuant to Section 251(b) of the General Corporation Law); Smith v. Van Gorkom, 488 A.2d 858, 888 (Del. 1985) (finding that a board cannot delegate to stockholders the responsibility under Section 251(b) of the General Corporation Law to determine that a merger agreement is advisable). Indeed, a board of directors of a Delaware corporation cannot even delegate the power to determine the advisability of an amendment to its certificate of incorporation to a committee of directors under Section 141(c) of the General Corporation Law. See 8 Del. C. § 141(c)(1) ("but no such committee shall have the power or authority in reference to amending the certificate of incorporation"); see also 8 Del. C. § 141(c)(2) ("but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by this chapter to be submitted to stockholders for approval"). A similar analysis should apply to the Board's duty to consider the advisability of an amendment to the Certificate of Incorporation prior to submitting it to a stockholder vote. Since one of the "steps necessary" to amend the Certificate of Incorporation is the Board's determination of the amendment's "advisability," which determination must be made in the good faith exercise of the Board's fiduciary duties, the Board could not commit to implement the Proposal. See, e.g., Van Gorkom, 488 A.2d at 888

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[1] See 8 Del. C. § 251(b) ("The board of directors of each corporation which desires to merge or consolidate shall adopt a resolution approving an agreement of merger or consolidation and declaring its advisability.") and 8 Del. C. § 251(c) ("The agreement required by subsection (b) of this section shall be submitted to the stockholders of each consistent corporation at an annual or special meeting for the purpose of acting on the agreement.").

(discussing the "advisability" declaration requirement under Section 251(b) of the General Corporation Law).

Moreover, it is undisputed that the decision whether to deem an amendment to the certificate of incorporation advisable is vested in the discretion of the board of directors, subject to the directors' fiduciary duties. Because the Proposal would impermissibly limit the directors' exercise of their fiduciary duties in determining whether to deem such amendment advisable, implementation of the Proposal would be invalid under the General Corporation Law. That the Proposal is invalid because it would impermissibly limit the directors' exercise of their fiduciary duties is consistent with the Delaware Supreme Court's recent decision in CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227 (Del. 2008). In CA, the Court invalidated a stockholder-proposed bylaw that would have required the board to pay a dissident stockholder's proxy expenses for running a successful "short slate," because the bylaw limited the directors' exercise of "their fiduciary duty to decide whether or not it would be appropriate, in a specific case, to award reimbursement at all." Id. at 240. The Court stated that such bylaw "would violate the prohibition, which our decisions have derived from Section 141(a), against contractual arrangements that commit the board of directors to a course of action that would preclude them from fully discharging their fiduciary duties to the corporation and its shareholders." Id. at 238 (citing Paramount Commc'ns, Inc. v. QVC Network, Inc., 637 A.2d 34 (Del. 1994); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998)). In reaching this decision, the Court noted that it had "previously invalidated contracts that would require a board to act or not act in such a fashion that would limit the exercise of their fiduciary duties," id. at 238, and pointed to prior authority in which contractual provisions were found to be invalid because they would "impermissibly deprive any newly elected board of both its statutory authority to manage the corporation under 8 Del. C. § 141(a) and its concomitant fiduciary duty pursuant to that statutory mandate." Id. at 239. Just as the bylaw at issue in CA was invalid because it restricted the board's ability to exercise its fiduciary duty to determine whether to reimburse a dissident stockholder's proxy expenses, the Proposal, if implemented, would likewise impermissibly restrict the Board from exercising its fiduciary duty to determine the advisability of an amendment to the Certificate of Incorporation.

Even if the stockholders were to adopt the Proposal, the Board is not required to follow the wishes of a majority in voting power of the shares because the stockholders are not acting as fiduciaries when they vote. In fact, the stockholders are free to vote in their own economic self-interest, without regard to the best interests of the Company or the other stockholders generally. See Williams, 671 A.2d at 1380-81 ("Stockholders (even a controlling stockholder bloc) may properly vote in their own economic interest, and majority stockholders are not to be disenfranchised because they may reap a benefit from corporate action which is regular on its face."); cf. Kahn v. Lynch Commc'n Sys., Inc., 638 A.2d 1110, 1113 (Del. 1994) ("This Court has held that 'a shareholder owes a fiduciary duty only if it owns a majority interest in or exercises control over the business affairs of the corporation.'") (citation and emphasis omitted). Indeed, in our experience, many institutional investors vote on such proposals in accordance with general policies that do not take into account the particular interests and circumstances of the corporation at issue.

In light of the fact that the Company's stockholders would be entitled to vote their shares in their own self-interest on the Proposal, allowing the stockholders, through the implementation of the Proposal, to effectively direct the Board to propose an amendment to the Certificate of Incorporation and declare such amendment advisable would have the result of requiring the Board to "put" to the stockholders the duty to make a decision that the Board is solely responsible for making under Section 242 of the General Corporation Law. See 8 Del. C. § 242. The Delaware Supreme Court has stated that a board may not, consistent with its fiduciary duties, simply "put" to stockholders matters for which they have management responsibility under Delaware law. See Van Gorkom, 488 A.2d at 887 (holding board not permitted to take a noncommittal position on a merger and "simply leave the decision to [the] stockholders").[2] Because the Board owes a fiduciary duty to the Company and "all" stockholders, the Board must also take into account the interests of the stockholders who do not vote in favor of the Proposal, and those of the Company generally. Thus, the stockholders cannot, through implementation of the Proposal, direct the Board to declare an amendment to the Certificate of Incorporation advisable because the Board is required to make its own independent determination and the fact that a majority of the stockholders vote in favor of the Proposal is not dispositive. See, e.g., Paramount Commc'ns Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), aff'd, 571 A.2d 1140 (Del. 1989). To the extent that the Proposal would remove from the Board its discretion regarding whether to approve, and declare the advisability of, an amendment to the Certificate of Incorporation implementing the Proposal, it violates the General Corporation Law.

In addition, it is unclear under the General Corporation Law whether cumulative voting is consistent with the majority voting standard which the Company has adopted for the election of directors.[3] Under majority voting, a nominee must receive a majority of the votes

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[2] The Court of Chancery, however, recently held that a board of directors could agree, by adopting a board policy, to submit the final decision on whether or not to adopt a stockholder rights plan to a vote of the stockholders. See UniSuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec. 20, 2005). The case of a board reaching an agreement with stockholders as to what is advisable and in the best interests of the corporation and its stockholders—as was the case in UniSuper—in order to induce the stockholders to act in a certain way which the board believed to be in the best interests of stockholders, is different from the case of stockholders attempting to unilaterally direct the Board's statutory duty to determine whether an amendment to the corporation's certificate of incorporation is advisable (as is the case with the Proposal).

[3] Section 11.2 of the Company's Bylaws provides for majority voting in uncontested elections as follows: "A nominee for director shall be elected to the Board of Directors if the votes cast for such nominee's election exceed the votes cast against such nominee's election; provided, however, that the directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) ... a stockholder has nominated a person for election to the Board of Directors ... and (ii) such nomination has not been withdrawn by such stockholder on or prior to the tenth day preceding the date the Corporation first mails its notice of meeting for

cast for such nominee's election to be elected as director (i.e., the nominee must receive a greater number of votes cast "for" such nominee's election than votes cast "against" such nominee's election). The majority voting standard is designed to give effect to the will of a majority of the stockholders voting at the meeting and ensure that a nominee is not elected or reelected unless a majority of the votes cast with respect to that nominee favor election or reelection. Cumulative voting, by permitting a stockholder to cast the whole number of his or her votes for one nominee, or to concentrate and distribute the votes among different nominees as he or she may see fit, is intended to provide minority stockholders with an opportunity to elect directors. However, if cumulative voting were permitted under the majority voting standard, the principle behind the majority voting standard -- that a nominee should not be elected unless a majority of the votes cast with respect to that nominee favor election -- would be defeated. If stockholders were permitted to cumulate "against" votes,[4] a minority could override the will of the majority despite the corporation's adoption of a majority voting standard.

On the other hand, because Section 214 only contemplates cumulating votes for a nominee, it is unclear whether stockholders would be able to cumulate votes "against" a nominee under the General Corporation Law. See 8 Del. C. § 214 (a stockholder permitted to cumulate votes "may cast all of such votes for a single directors or may distribute them among the number to be voted for, or for any 2 or more of them as such holder may see fit.") (emphasis added). It is well settled under Delaware law that words excluded from a statute must be presumed to have been excluded for a purpose. See In re Adoption of Swanson, 623 A.2d 1095, 1097 (Del. 1993) ("A court may not engraft upon a statute language which has been clearly excluded therefrom."); Fid. & Deposit Co. v. State of Delaware Dep't of Admin. Serv., 830 A.2d 1224, 1228 (Del. Ch. 2003) ("[The] role [of] judges is limited to applying the statute objectively and not revising it."). Because the ability to cast "against" votes is a fundamental aspect of the majority voting standard, cumulative voting could be viewed as inconsistent with a majority voting standard.[5] Thus, while there is no case directly on point, we believe that under Delaware law votes cast

---

such meeting to stockholders. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee. Votes cast shall exclude abstentions with respect to that director's election."

[4] Our view is that under Delaware law, votes cast "against" a nominee may not be cumulated.

[5] In fact, some states recognize this inconsistency and prohibit cumulative voting where majority voting standard is being utilized. See California General Corporation Law § 708.5, North Dakota Publicly Traded Corporations Act Section § 10-35-09, Utah Revised Business Corporation Act § 16-10a-1023, Washington Business Corporation Act § 23B.10.205 (all containing exceptions from majority voting provisions for companies with cumulative voting); see also Missouri General and Business Corporation Law § 351.265 (providing that if cumulative voting applies, directors are elected by a plurality).

"against" a nominee may not be cumulated and, accordingly, cumulative voting and majority voting could not be utilized by stockholders in the same election.

In summary, the Board could not "take steps necessary to adopt cumulative voting" as contemplated by the Proposal because implementing cumulative voting would require an amendment to the Certificate of Incorporation and the Board does not have the power to unilaterally effect an amendment to the Certificate of Incorporation. Moreover, the Board could not commit to propose an amendment to the Certificate of Incorporation and declare its advisability, because doing so would require the Board to abdicate its statutory and fiduciary obligations to determine the advisability of such amendment prior to submitting it to the stockholders for adoption thereby.

Finally, we note that the Securities and Exchange Commission (the "SEC") has previously taken a no-action position concerning a stockholder proposal similar to the Proposal in a situation, unlike here, where the corporation's certificate of incorporation did not prohibit cumulative voting. In 2008, the SEC granted no-action relief to AT&T Inc. to exclude a stockholder proposal which proposed that the "Board adopt cumulative voting." AT&T Inc. argued to exclude this proposal from its proxy statement under Proxy Rule 14a-8(i)(2) as a violation of Delaware law. The Company submitted the legal opinion of Richards, Layton & Finger, P.A. concluding that the proposal, even if it were changed to request that the Board propose an amendment to the Certificate of Incorporation to implement the cumulative voting scheme, would be improper under Delaware law because any such amendment must first be adopted and declared advisable by the board of directors of the corporation and then submitted to the stockholders of the corporation for approval and that the Board could not commit to take such steps, because doing so would restrict the directors' exercise of their fiduciary duties. The SEC granted no-action relief under Proxy Rule 14a-8(i)(2) without comment. See AT&T Inc., SEC No-Action Letter (Feb. 19, 2008). The SEC also took a no-action position with regard to similar proposals submitted to other Delaware corporations. See Time Warner Inc., SEC No-Action letter (Feb. 26, 2008); American International Group, Inc. SEC No-Action letter (Mar. 28, 2008); Raytheon Company SEC No-Action letter (Mar. 28, 2008); Schering-Plough Corporation SEC No-Action letter (Mar. 27, 2008); Exxon Mobile Corporation SEC No-Action letter (Mar. 24, 2008); JPMorgan Chase & Co. SEC No-Action letter (Mar. 24, 2008); Bristol-Myers Squibb Company SEC No-Action letter (Mar. 14, 2008); Northrop Grumman Corporation SEC No-Action letter (Feb. 29, 2008); PG&E Corporation SEC No-Action letter (Feb. 25, 2008); Citigroup, Inc. SEC No-Action letter (Feb. 22, 2008); The Boeing Company SEC No-Action letter (Feb. 20, 2008).

Moreover, the addition of the language "take steps necessary" to the Proposal does not change the fact that implementation of the Proposal would cause the Company to violate Delaware law. The SEC has previously taken a no-action position with respect to requests under Rule 14a-8(i)(2) to exclude proposals that the board "take steps necessary" (or take similar action) to amend the corporation's governing instruments, where the implementation of the proposal would cause the corporation to violate state law. See Bank of America Corporation SEC No-Action letter (Feb. 2, 2005) (stockholder proposal requesting that the board "take the

necessary steps" to amend the company's governing instruments excludable under Rule 14a-8(i)(2) because implementation would violate state law); SBC Communications Inc. SEC No-Action letter (Dec. 16, 2004) (stockholder proposal requesting that the board "take the necessary steps" to amend the company's governing instruments excludable under Rule 14a-8(i)(2) because implementation of the proposal would cause the company to violate state law); The Allstate Corporation SEC No-Action letter (Feb. 3, 2005) (stockholder proposal requesting that the board "take the necessary steps" to amend the company's governing instruments excludable under Rule 14a-8(i)(2) because implementation of the proposal would cause the company to violate state law).

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/TNP

Exhibit L

[Amended and Restated Certificate of Incorporation of The Boeing Company]



THE BOEING COMPANY

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

THE BOEING COMPANY, a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify that:

1. The original Certificate of Incorporation was filed with the Secretary of State of Delaware on July 19, 1934, and the name under which it was originally incorporated is Boeing Airplane Company.
2. The following Amended and Restated Certificate of Incorporation was duly proposed by the Corporation's Board of Directors and adopted by the Corporation's stockholders in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware:

FIRST: The name of the Corporation is THE BOEING COMPANY.

SECOND: Its registered office or place of business in the State of Delaware is to be located at 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle. The name of its registered agent is Corporation Service Company, and the address of said registered agent is 2711 Centerville Road, Suite 400, in said City of Wilmington.

THIRD: The nature of the business, or objects or purposes to be transacted, promoted, or carried on, are those necessary to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of stock of all classes which the Corporation shall have authority to issue is 1,220,000,000 shares, of which 20,000,000 shares shall be Preferred Stock of the par value of $1 each (hereinafter called "Preferred Stock") and 1,200,000,000 shares shall be Common Stock of the par value of $5 each (hereinafter called "Common Stock").

The designations and the powers, preferences, and rights and the qualifications, limitations, or restrictions thereof of the shares of each class are as follows:

1. The Preferred Stock may be issued from time to time in one or more series, the shares of each series to have such voting powers, full or limited, and such designations, preferences, and relative, participating, optional, or other special rights and qualifications, limitations, or restrictions thereof as are stated and expressed herein or in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors as hereinafter provided.

2. Authority is hereby expressly granted to the Board of Directors of the Corporation, subject to the provisions of this Article FOURTH and to the limitations prescribed by law, to authorize the issue of one or more series of Preferred Stock and with respect to each such series to fix by resolution or resolutions providing for the issue of such series the voting powers, full or limited, if any, of the

shares of such series and the designations, preferences, and relative, participating, optional, or other special rights and the qualifications, limitations, or restrictions thereof. The authority of the Board of Directors with respect to each series shall include but not be limited to the determination or fixing of the following:

(a) The designation of such series.

(b) The dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes of stock, and whether such dividends shall be cumulative or noncumulative.

(c) Whether the shares of such series shall be subject to redemption by the Corporation and, if made subject to such redemption, the times, prices, and other terms and conditions of such redemption.

(d) The terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series.

(e)Whether or not the shares of such series shall be convertible into or exchangeable for shares of any other class or classes or of any other series of any class or classes of stock of the Corporation, and, if provision be made for conversion or exchange, the times, prices, rates, adjustments, and other terms and conditions of such conversion or exchange.

(f) The extent, if any, to which the holders of the shares of such series shall be entitled to vote with respect to the election of directors or otherwise.

(g) The restrictions, if any, on the issue or reissue of any additional Preferred Stock.

(h) The rights of the holders of the shares of such series upon the dissolution of, or upon the distribution of assets of, the Corporation.

3. Except as otherwise required by law and except for such voting powers with respect to the election of directors or other matters as may be stated in the resolution or resolutions of the Board of Directors providing for the issue of any series of Preferred Stock, the holders of any such series shall have no voting power whatsoever. Subject to such restrictions as may be stated in the resolution or resolutions of the Board of Directors providing for the issue of any series of Preferred Stock, any amendment to the Certificate of Incorporation which shall increase or decrease the authorized stock of any class or classes may be adopted by the affirmative vote of the holders of a majority of the outstanding shares of the stock of the Corporation entitled to vote for the election of directors ("Voting Stock").

4. No holder of stock of any class of the Corporation shall have, as such holder, any preemptive or preferential right of subscription to any stock of any class of the Corporation or to any obligations convertible into stock of the Corporation, issued or sold, or to any right of subscription to, or to any warrant or option for the purchase of any thereof, other than such (if any) as the Board of Directors of the Corporation, in its discretion, may determine from time to time.

5. The Corporation may from time to time issue and dispose of any of the authorized and unissued shares of Common Stock or of Preferred Stock for such consideration not less than its par value, as may be fixed from time to time by the Board of Directors, without action by the stockholders. The

Board of Directors may provide for payment therefor to be received by the Corporation in cash, property, or services. Any and all such shares of the Preferred or Common Stock of the Corporation the issuance of which has been so authorized, and for which consideration so fixed by the Board of Directors has been paid or delivered, shall be deemed fully paid stock and shall not be liable to any further call or assessment thereon.

6. Effective as of August 1, 1966, the stock of the Corporation is changed to eliminate all fractions of one share that may then exist. In lieu of each such fraction of one share there is created a money obligation of the Corporation in an amount equal to said fraction multiplied by the closing price per share of such stock on the New York Stock Exchange on August 1, 1966, such amount to be paid by the Corporation after such date to the person or persons entitled thereto conditioned only upon the surrender of the fractional share certificate to the Corporation's Transfer Agent. No money obligation or payment provided for in this paragraph shall be a charge upon or against the capital stock account of the Corporation.

FIFTH: The minimum amount of capital with which the Corporation will commence business is One Thousand Dollars.

SIXTH: The Corporation is to have perpetual existence.

SEVENTH: The private property of the stockholders shall not be subject to the payment of corporate debts.

EIGHTH: Any action by stockholders of the Corporation shall be taken at a meeting of stockholders and no action may be taken by written consent of stockholders entitled to vote upon such action unless such action shall have been submitted to the stockholders after approval by the affirmative vote of a majority of the Continuing Directors. For purposes of Article EIGHTH and Article TENTH hereof and Articles I, II and VIII of the By-Laws of the Corporation, the following definitions shall apply:

1. A "Continuing Director" is a member of the Board of Directors of the Corporation who was a director prior to May 5, 2004, or any director who was recommended for election or elected by the Continuing Directors. Any action to be taken by the Continuing Directors shall require the affirmative vote of a majority of the Continuing Directors.
2. An "Interested Stockholder" is a Person other than the Corporation who is the beneficial owner of ten percent or more of the Voting Stock as defined in Article FOURTH of the Certificate of Incorporation. For purposes of determining whether a Person is an Interested Stockholder (i) the number of shares of Voting Stock deemed to be owned by the Interested Stockholder shall include shares deemed owned through application of the preceding sentence together with Voting Stock that may be issuable pursuant to any agreement, arrangement, or understanding or upon the exercise of conversion rights, warrants, or options, or otherwise and (ii) the number of shares of Voting Stock deemed to be outstanding shall not include any shares of Voting Stock that may be issuable pursuant to any agreement, arrangement, or understanding or upon the exercise of conversion rights, warrants, or options, or otherwise.

3. A "Person" is a natural person or a legal entity of any kind, together with any Affiliate of such person or entity, or any person or entity with whom such person, entity, or an Affiliate has any agreement or understanding relating to acquiring, voting, holding, or disposing of Voting Stock. "Affiliate" and "beneficial owner" are used herein as defined in Rule 12b-2 and Rule 13d-3, respectively, under the Securities Exchange Act of 1934 as in effect on the date of approval of this paragraph by the stockholders of the Corporation. The term "Affiliate" as used herein shall exclude the Corporation, but shall include the definition of "associate" as contained in said Rule 12b-2.

NINTH: Subject to the provisions of the laws of the State of Delaware, the following provisions are adopted for the management of the business and for the conduct of the affairs of the Corporation, and for defining, limiting, and regulating the powers of the Corporation, the directors, and the stockholders:

(a) The books of the Corporation may be kept outside the State of Delaware at such place or places as may from time to time be designated by the Board of Directors.

(b) The business of the Corporation shall be managed by its Board of Directors, and the Board of Directors shall have power to exercise all the powers of the Corporation, including (but without limiting the generality hereof) the power to create mortgages upon the whole or any part of the property of the Corporation, real or personal, without any action of or by the stockholders, except as otherwise provided by statute or by the By-Laws.

(c) The number of the directors shall be fixed by the By-Laws, subject to alteration from time to time by amendment of the By-Laws either by the Board of Directors or the stockholders. An increase in the number of directors shall be deemed to create vacancies in the Board, to be filled in the manner provided in the By-Laws. Any director or any officer elected or appointed by the stockholders or by the Board of Directors may be removed in such manner as shall be provided in the By-Laws.

(d) The Board of Directors shall have power to make and alter By-Laws, subject to such restrictions upon the exercise of such power as are contained in this Certificate or the By-Laws.

(e) The Board of Directors shall have power, in its discretion, to fix, determine, and vary from time to time the amount to be retained as surplus and the amount or amounts to be set apart out of any of the funds of the Corporation available for dividends as working capital or a reserve or reserves for any proper purpose, and to abolish any such reserve in the manner in which it was created.

(f) The Board of Directors shall have power, in its discretion, from time to time to determine whether and to what extent and at what times and places and under what conditions and regulations the books and accounts of the Corporation, or any of them, other than the stock ledger, shall be open to the inspection of stockholders; and no stockholder shall have any right to inspect any account, book, or document of the Corporation, except as conferred by law or authorized by resolution of the directors or the stockholders.

(g) Upon any sale, exchange, or other disposal of the property and/or assets of the Corporation, payment therefor may be made either to the Corporation or directly to the stockholders in

proportion to their interests, upon the surrender of their respective stock certificates, or otherwise, as the Board of Directors may determine.

(h) The right to cumulate votes in the election of directors shall not exist with respect to shares of stock of the Corporation.

(i)In case the Corporation shall enter into any contract or transact any business with one or more of its directors, or with any firm of which any director is a member, or with any corporation or association of which any director is a stockholder, director, or officer, such contract or transaction shall not be invalidated or in any way affected by the fact that such director has or may have an interest therein which is or might be adverse to the interests of the Corporation, even though the vote of such director might have been necessary to obligate the Corporation upon such contract or transaction; provided, that the fact of such interest shall have been disclosed to the other directors or the stockholders of the Corporation, as the case may be, acting upon or with reference to such contract or transaction.

(j) Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of Title 8 of the Delaware Code, or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the court directs. If a majority in number representing three- fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, said compromise or arrangement and said reorganization shall, if sanctioned by the court to which said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

TENTH: The Corporation reserves the right to amend, alter, change, add to, or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute; and all rights herein conferred are granted subject to this reservation.

ELEVENTH: To the full extent that the Delaware General Corporation Law, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for conduct as a director. Any amendment to or repeal of this Article ELEVENTH shall not adversely affect any right or protection of a director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

IN WITNESS WHEREOF, the undersigned has signed this Certificate this 5th day of May, 2006.

By:

/s/ JAMES C. JOHNSON

James C. Johnson
Corporate Secretary

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